UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 21, 2017

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-210564) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑       No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑       No: ☒

Enclosures:	Unaudited condensed financial statements as of June 30, 2017 and for each of the six month periods ended June 30, 2017 and 2016, prepared in accordance with IFRS, and related management’s discussion.

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN. ZAE000043485 – JSE share code: ANG

CUSIP: 035128206 – NYSE share code: AU

(“AngloGold Ashanti” or the “Company”)

Report

for the six months ended 30 June 2017

FIRST HALF REVIEW

❖	Production of 1.748Moz after strong second-quarter recovery
❖	Brownfield projects to improve life and portfolio mix, all on budget and on schedule
❖	Decisive action taken to stem losses in South Africa, with restructuring talks under way
❖	Third, consecutive fatality-free quarter achieved; new safety records set across the portfolio
❖	Net debt of $2.151bn and Net debt to Adjusted EBITDA ratio of 1.56 times

		Six months ended Jun 2017	Six months ended Jun 2016	Year ended Dec 2016
		US dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,748	1,745	3,628
Sold	- oz (000)	1,790	1,747	3,590

Financial review
Gold income	- $m	2,032	1,960	4,085
Cost of sales	- $m	1,709	1,501	3,263
Total cash costs	- $m	1,258	1,112	2,435
Gross profit	- $m	325	429	841

Price received *	- $/oz	1,236	1,222	1,249
All-in sustaining costs *	- $/oz	1,071	911	986
All-in costs *	- $/oz	1,144	982	1,071
Total cash costs *	- $/oz	796	706	744

(Loss) profit attributable to equity shareholders	- $m	(176)	52	63
	- cents/share	(43)	13	15

Headline (loss) earnings	- $m	(89)	93	111
	- cents/share	(22)	23	27
Net cash flow from operating activities	- $m	321	476	1,186
Total borrowings	- $m	2,366	2,654	2,178
Net debt *	- $m	2,151	2,098	1,916
Capital expenditure	- $m	454	318	811

Notes:	* Refer to “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published : 21 August 2017

June 2017

Operations at a glance

for the six months ended 30 June 2017

	Production		Cost of sales		All-in sustaining costs[1]		Total cash costs [2]		Gross profit (loss)
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]

SOUTH AFRICA	435	(10)	(554)	15	1,259	31	1,092	35	(28)	(98)
Vaal River Operations	174	1	(210)	14	1,169	16	1,003	19	7	(21)
Kopanang	44	(6)	(75)	14	1,682	26	1,472	28	(20)	(11)
Moab Khotsong	130	3	(135)	14	998	13	846	16	27	(9)
West Wits Operations	163	(24)	(247)	15	1,482	54	1,255	60	(43)	(94)
Mponeng	106	(18)	(138)	16	1,278	43	1,046	51	(6)	(47)
TauTona	57	(33)	(109)	15	1,858	74	1,639	76	(38)	(47)
Total Surface Operations	92	(1)	(98)	20	1,008	20	970	22	9	17
Other	5	-	-	-	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	1,313	4	(1,383)	14	988	13	701	5	339	(31)

CONTINENTAL AFRICA	665	7	(741)	21	966	14	721	4	143	(35)
DRC
Kibali - Attr. 45% [4]	127	11	(181)	33	1,185	32	870	8	(18)	(23)
Ghana
Iduapriem	107	8	(97)	(8)	1,035	8	847	(9)	36	18
Obuasi	2	(33)	1	(150)	-	-	512	548	4	4
Guinea
Siguiri - Attr. 85%	157	25	(153)	46	795	(4)	712	1	60	5
Mali
Morila - Attr. 40% [4]	12	(3)	(14)	(7)	1,196	11	993	3	1	1
Sadiola - Attr. 41% [4]	31	(14)	(32)	(9)	943	8	862	4	6	(3)
Tanzania
Geita	229	-	(236)	20	938	23	555	12	46	(36)
Non-controlling interests, exploration and other			(28)						10	1

AUSTRALASIA	255	2	(249)	(2)	1,083	6	775	(4)	66	10
Australia
Sunrise Dam	107	(5)	(119)	6	1,164	15	977	14	14	(13)
Tropicana - Attr. 70%	148	8	(119)	(10)	946	1	575	(18)	63	24
Exploration and other			(11)						(11)	(1)

AMERICAS	393	1	(395)	16	965	18	622	13	130	(6)
Argentina
Cerro Vanguardia - Attr. 92.50%	139	2	(122)	16	787	9	491	(10)	64	11
Brazil
AngloGold Ashanti Mineração	197	5	(191)	18	1,000	20	642	21	61	(5)
Serra Grande	57	(11)	(73)	16	1,304	38	876	50	-	(15)
Non-controlling interests, exploration and other			(9)						5	3
Total	1,748	-			1,071	18	796	13
OTHER			2	200					2	1

			(1,937)	15					313	(128)

Equity accounted investments included above			228	23					12	25
AngloGold Ashanti			(1,709)	14					325	(104)

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance June 2017 six months on June 2016 six months - increase (decrease).

4 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

AngloGold Ashanti delivered a solid first half ended 30 June 2017, reflecting a strong and safe operating recovery in the second quarter from the first quarter of the year, particularly at its core South African operations. New safety benchmarks were set, with the company recording three, consecutive fatality-free quarters for the first time in its history. The Company remains on track to meet full-year production guidance provided at the beginning of the year in addition to advancing key brownfield projects that aim to improve mine lives and margins.

Having delivered significant achievements in improving its cost structure, balance sheet and portfolio mix, the Company’s management will continue to work to strengthen the foundation of the business by unlocking value at its existing assets. The execution of its slate of high-return projects with relatively low capital expenditure and attractive payback periods will become the next source of improved cash flows and portfolio quality enhancements.

“We saw an exceptionally strong operational recovery in the second quarter after a slow start to the year, and we achieved that whilst setting new safety benchmarks across our portfolio,” Chief Executive Officer Srinivasan Venkatakrishnan said. “Our brownfield projects are on budget and on schedule, and we are working diligently to maintain this strong momentum through the rest of the year. We continue to focus on our long-term strategy of improving the underlying quality of our portfolio through investment in high-return projects and removal of loss-making ounces.”

Comparison of total cost of sales

Cost of sales for AngloGold Ashanti US Dollar million	Six Months ended Jun 2017	Six Months ended Jun 2016	Year ended Jun 2016
Total cost of sales	1,709	1,501	3,263
Inventory change	(43)	7	38
Amortisation of tangible assets	(389)	(349)	(789)
Amortisation of intangible assets	(3)	(14)	(20)
Retrenchment costs	(3)	(5)	(14)
Rehabilitation and other non-cash costs	(13)	(28)	(43)
Total cash costs	1,258	1,112	2,435
Royalties	(55)	(49)	(105)
Other cash costs	(12)	(12)	(24)
	1,191	1,051	2,306
By-products revenue	81	69	138
Cash operating costs	1,272	1,120	2,444

Production was 1.748Moz at a cost of sales of $1,709m and a total cash cost of $796/oz for the six months ended 30 June 2017, compared to 1.745Moz at a cost of sales of $1,501m and a total cash cost of $706/oz in the first six months of 2016.

Lower grades and the slow production start to the year from the South African operations were offset by another strong performance from the International operations, with a notable improvement from Siguiri where higher grades helped drive a 25% increase in production. Iduapriem, Kibali, Tropicana and AGA Mineração also reported solid performances in the first half of the year. The stronger South African rand and Brazilian real continued to weigh on margins, while the planned increase in capital expenditure on the brownfield project portfolio also contributed to the higher all-in sustaining costs (AISC). The rand and real were both 14% stronger versus the dollar in the first half of 2017 compared with the first half of last year, while the gold price was only 1% higher.

Gold income increased by $72m from $1,960m in the six months ended 30 June 2016 to $2,032m in the corresponding period of 2017, representing a 4% increase year-on-year. The increase was due to a 43,000oz, or 2% increase in gold sold from 1.747Moz for the six months ended 30 June 2016 to 1.790Moz for the corresponding period in 2017 and an increase in production in Continental Africa, Australia and the Americas. The increase in gold income was further supported by an increase of $14/oz, or 1% in the gold price received from $1,222/oz for the six months ended 30 June 2016 to $1,236/oz for the corresponding period in 2017. The increase was partially offset by a decrease in production in South Africa.

Cost of sales increased by $208m, or 14%, from $1,501m in the six months ended 30 June 2016 to $1,709m in the six months ended 30 June 2017. The increase was due mainly to a $152m, or 14% increase in cash operating costs from $1,120m in the six months ended 30 June 2016 to $1,272m in the six months ended 30 June 2017. Included in cost of sales is amortisation of tangible and intangible assets, changes in gold inventory and rehabilitation costs, which all together increased from $384m in the six months ended 30 June 2016 to $448m in the same period of 2017. Amortisation increased by $29m, from $363m in the six months ended 30 June 2016 to $392m in the six months ended 30 June 2017, mainly at Geita due to increased waste stripping depreciation and higher capital expenditure, and at Siguiri due to higher production. Rehabilitation costs decreased by $15m, from $28m in the six months ended 30 June 2016 to $13m in the six months ended 30 June 2017. The decrease in rehabilitation costs was mainly a result of changes to cash flows, escalation rates and discount rates at Iduapriem ($9m), Obuasi ($4m) and Cerro Vanguardia ($3m). Gold inventory increased by $43m in the six months ended 30 June 2017 compared to a decrease of $7m in the corresponding period in 2016. The increase in gold inventory was due to higher gold sold than produced at Siguiri, Cerro Vangaurdia, the Brazilian and South African operations. The increase was partially reduced by less gold sold at Tropicana and at Geita due to the timing of gold shipments.

Total cash costs increased by $146m from $1,112m in the six months ended 30 June 2016 to $1,258m in the corresponding period of 2017, representing a 13% increase. The increase was mainly due to an increase in labour costs, fuel and power costs and consumable stores, due to inflationary pressures, as well as the strengthening of some local currencies against the US dollar. Cash operating costs in all business segments are largely incurred in local currency where the relevant operation is located. US-dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentina Peso. During the six months ended 30 June 2017, compared to the same period in 2016, the South African Rand strengthened by 14% and the Brazilian Real by 14%. The Argentina Peso depreciated by 9%.

Special items increased from $6m in the six months ended 30 June 2016 to $253m in the six months ended 30 June 2017, which represents a $247m increase. The increase is mainly due to the impairment of mining assets in South Africa ($115m), redundancy cost provision ($75m) and the provision for the settlement of the silicosis class action law suit ($63m) partially offset by an increase in royalties received ($6m).

Exchange loss decreased by $79m from a loss of $83m in the six months ended 30 June 2016 to a loss of $4m in the six months ended 30 June 2017. The movement in exchange losses relates mainly to prior year movements due to the release of the foreign currency translation reserve balance of $60m due to the repayment of the Australia intercompany loan in the first six months of 2016, the higher local currency liabilities and lower monetary assets in Argentina ($11m).

Taxation expense decreased by $39m from an expense of $51m in the six months ended 30 June 2016 to an expense of $12m in the six months ended 30 June 2017. The decrease is mainly as a result of lower deferred tax in South Africa due to an increase in tax losses, deferred tax credits booked on the impairments, retrenchment and silicosis provision, and lower current taxation at Geita from reduced earnings. This is partly negated by higher deferred tax in Brazil due to foreign exchange movements on non-monetary items credits in 2016 not repeated in 2017, higher deferred tax in Australia due to capitalisation of deferred waste and pre-strip assets, an increase in the liability of the Franco Nevada contract at First Uranium in the first quarter of 2016 resulting in a credit to the tax charge in the previous year’s quarter not repeated in 2017, movements in available for sale securities in North America and higher current taxation at Iduapriem due to improved earnings.

Net loss attributable to equity shareholders increased by $228m, from a profit of $52m in the six months ended 30 June 2016 to a loss of $176m in the six months ended 30 June 2017. The increase was mainly due to the $208m increase in cost of sales and the $247m increase in special items. The increase was partially offset by the $72m increase in gold income, the $79m decrease in exchange losses and the $39m decrease in taxation expense.

AISC increased by $160/oz, or 18%, from $911/oz in the six months ended 30 June 2016 to $1,071/oz in the six months ended 30 June 2017. Nonetheless, work is continuing across the portfolio to assess opportunities to reduce and/or prioritise capital spend across the group.

Cash inflow from operating activities decreased by $155m, or 33%, from $476m for the six months ended 30 June 2016 to $321m in the six months ended 30 June 2017, reflecting higher operating costs and negative working capital movements, partially offset by a 1% increase in the gold price and 2% increase in gold sales.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $610m during the first half of 2017 decreased by $171m, or 22%, from the $781m recorded during the same period in 2016. The Adjusted EBITDA excludes the impact of the South African redundancy costs and impairments but includes the impact of the estimated provision in respect of the silicosis class-action law suit of $63m (pre-tax). The ratio of net debt to Adjusted EBITDA at 30 June 2017 was 1.56 times compared with 1.44 times at 30 June 2016. The current net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times which applies under our revolving credit facility agreements (RCFs), highlighting the success of AngloGold Ashanti’s continued efforts to maintain financial flexibility.

Net debt rose by 3% to $2.151bn at 30 June 2017, from $2.098bn at the same time last year. Management remains focused on funding the capital investment programme whilst paying down existing RCFs at a steady pace, as the opportunity arises. The balance sheet remains robust, with liquidity comprising $880m available on the $1bn US dollar RCF at 30 June 2017, A$240m undrawn on the A$500m Australian dollar RCF, approximately R1.5bn available from the South African RCF and other facilities and cash and cash equivalents of $164m at 30 June 2017.

Capital expenditure (including equity accounted investments) increased by $136m, from $318m for the six months ended 30 June 2016 to $454m for the six months ended 30 June 2017. This increase was largely due to increased investment in asset improvements aimed at improving mine lives and cost profiles across the portfolio. The capital expenditure in Continental Africa saw an increase of $80m with higher spend at Geita and Kibali as underground development advances, and at Iduapriem as work continues on the main cutback. In Australia, expenditure at Tropicana doubled to $48m as mine optimisation work, geared to improve the medium- and longer-term profitability of the mine, progressed. It is expected that Group capital expenditure will increase in the second half of the year in line with past trends, whilst remaining within the guided range.

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended June 2017	Six months ended June 2016	Variation six months vs prior year six months
Operating review Gold

Production (kozs)	1,748	1,745	0%

Financial review

Gold price received ($/oz)	1,236	1,222	1%

Cost of sales ($m)	1,709	1,501	(14)%

Total cash costs per unit ($/oz)	796	706	(13)%

Corporate & marketing costs ($m) *	35	29	(21)%

Exploration & evaluation costs ($m)	62	61	(2)%

All-in sustaining costs ($/oz) **	1,071	911	(18)%

All-in costs ($/oz) **	1,144	982	(16)%

Adjusted EBITDA ($m)	610	781	(22)%

(Loss) / profit attr – equity shareholders ($m)	(176)	52	(438)%

Cash inflow from operating activities ($m)	321	476	(33)%

Capital expenditure ($m)	454	318	(43)%

* Includes administration and other expenses.

** World Gold Council standard, excludes stockpiles written off.

SAFETY UPDATE

AngloGold Ashanti recorded its third, consecutive fatality-free quarter, a first in the history of the Company. This record includes the South African ultra-deep mines, which have been fatality-free since 27 July 2016. At 30 June 2017, the South African operations recorded 339 days without a fatal accident, a remarkable milestone given the depth and challenging mining conditions that these operations face.

The South Africa region has now accumulated more than seven million fatality-free shifts, including the Kopanang mine which reached a million fatality-free shifts on 21 July 2017. Moab Khotsong mine achieved 2 million fatality-free shifts and was awarded the 2016 AGA Global Safety Award for achieving a progressive year-on-year improvement in Lost Time Injury Frequency Rate for three consecutive years, a progressive year-on-year improvement in All Injury Frequency Rate for six consecutive years and sustainable improvements in the implementation of the Safety Management System over the previous two years. As of 30 June 2017, Moab Khotsong achieved 21 consecutive months without a workplace fatality.

This safety performance improvement is a result of a progressive implementation and integration into daily work routines of the group safety strategy. The main areas of the strategy include focus on fatality risks by ensuring every employee understands and manages hazards and associated risks on a continuous basis, that critical controls remain in place with compliance to set work routines, and that there is diligent reporting of high potential incidents, which are addressed whilst making optimal use of technology.

The group’s All Injury Frequency Rate (AIFR) for the quarter was 7.52, a 16% improvement from 8.92 in the first quarter of the year. The AIFR in the South Africa region was 12.56 injuries per million hours worked, improving 14% compared to the first quarter, whilst International operations improved by 15% compared to the first quarter.

Yatela, Geita, Iduapriem, Obuasi, La Colosa, Gramalote, Quebradona and Greenfields Exploration recorded an injury free quarter.

OPERATING HIGHLIGHTS

The South Africa region produced 435,000oz at a cost of sales of $554m and a total cash cost of $1,092/oz for the six months ended 30 June 2017 compared to 486,000oz at a cost of sales of $480m and a total cash cost of $809/oz in the same period last year.

The second quarter registered a recovery from a poor first quarter, whereby the poor adherence to mining schedules experienced in the first two months of the year - which resulted in poor face-length availability and limited access to higher-grade areas - were largely remedied. Notably, in the second quarter, there was a 17% increase in production at Moab Khotsong, a 107% increase in production at Kopanang, and a 22% increase in the production contribution from MWS, in each case, over the first three months of the year, partially offset by slower increases or decreases in production at the West Wits operations. The turnaround at Moab Khotsong was as a result of production efficiencies, in addition to infrastructure enhancements that led to improved material supply and increased face time. At Kopanang, where improvements were due to the successful implementation of a revised work plan strategy, the mine continues to face systemic challenges of a largely depleted ore reserve, low grades and poor efficiencies linked to the distances of work places from central infrastructure. At MWS, the higher grades reclaimed across the sulphur pay dam and the upgrade to the pump station boosted volumes.

For the six-month period ended 30 June 2017, the region faced various challenges that impacted negatively on volumes mined with lower yields presenting the biggest challenge, dropping by an average of 9% year-on-year. TauTona and Mponeng mined in lower-grade areas as planned, while Kopanang focused on clearing waste tonnes in the shaft ore-pass. AISC for the South African operations for the six months ended 30 June 2017 were $1,259/oz, compared to $958/oz in the same period of 2016. Total cash costs were unfavourably impacted by lower output, stronger local currency against the dollar, inflationary pressures mainly related to labour, consumables and power as well as an unfavourable by-product contribution.

At West Wits, production was 163,000oz at a total cash cost of $1,255/oz for the six months ended 30 June 2017 compared to 214,000oz at a total cash cost of $786/oz in the same period last year. TauTona’s production was significantly lower following the challenges faced during the first half of the year where fractured ground conditions and inefficiencies were exacerbated by the move into lower-grade areas as the mine life nears its end. The Savuka section continued at lower volumes as available mining ground was reduced following a decision to halt the re-opening up project on 116 level for safety and risk reasons. Additionally, the mine continues to suffer production challenges as this section struggles to recover following the seismic incident that occurred in the second quarter of 2016.

Mponeng’s production was lower compared to the same period last year due to changes in the orebody structure resulting in lower tonnes milled, and was also impacted by the planned move from higher grade areas resulting in 11% lower yield year-on-year.

At Vaal River, production was 174,000oz at a total cash cost of $1,003/oz for the six months ended 30 June 2017 compared to 173,000oz at a total cash cost of $843/oz in the same period last year. Moab and Kopanang delivered improved volumes in the second quarter after the slow start to the year. Moab Khotsong’s production for the six months ended 30 June 2017 was 3% higher compared to the same period last year despite the production challenges experienced in the first quarter of the year. The turnaround was driven by improved production during the second quarter. Additionally, logistical improvements, which included enhancements on the chair-lift and material transportation, resulted in improved material supply and increased face-time.

Kopanang’s production was down for the six months ended 30 June 2017 compared to the same period last year, mainly due to reduced face values resulting from a lower mining mix and dilution from clearing of waste tonnes in the ore-pass. The mine continued to produce gold at AISC of $1,682/oz, well above the gold price.

Surface Operations produced 92,000oz at a cost of sales of $98m and a total cash cost of $970/oz for the six months ended 30 June 2017, compared to 93,000oz at a cost of sales of $82m and a total cash cost of $797/oz in the same period last year. The operations were impacted by poor performance from hard rock operations, and constraints in getting material into the Kopanang and West Gold plants in the ore receiving section. Additionally, there was limited mill availability due to plant shut-down for repairs. A number of measures have been identified which will improve the tonnage throughput at this gold plant, including completing mill refurbishments by the end of the year.

Production at MWS was up 9% compared to the same period last year mainly boosted by 11% increase in yield from reclaiming higher grade areas across the sulphur pay dam and the recent upgrade to the pump station. MWS was the lowest cost producer for the South African region during the six months at a total cash cost of $783/oz.

An initiative has commenced to correct the significant fall-off in gold reclaimed which occurred in the first quarter of 2017 through the two circuits servicing the flotation plant. It is anticipated that the flotation and uranium circuits will be recommissioned during the third quarter of 2018.

The Continental Africa region produced 665,000oz at a cost of sales of $741m and a total cash cost of $721/oz for the six months ended 30 June 2017 compared to 620,000oz at a cost of sales of $614m and a total cash cost of $690/oz in the same period last year. Production increased by 7%, mainly driven by stronger performances from Siguiri and Iduapriem, which benefited from improved grade, whilst Kibali recovered from the prior year setback when production and costs suffered during the test commissioning of the sulphide circuit. Continental Africa’s AISC for the six months ended 30 June 2017 was $966/oz, compared to $848/oz in the same period of 2016, driven largely by the 91% increase in sustaining capital expenditure, from $78m to $149m.

In the Democratic Republic of the Congo, Kibali’s production was 127,000oz at a cost of sales of $181m and a total cash cost of $870/oz for the six months ended 30 June 2017 compared to 114,000oz at a cost of sales of $136m and a total cash cost of $802/oz in the same period last year. Production was 11% higher than the same period last year. Total cash costs increased on the same period last year mainly due to higher strip ratios in the Pakaka and Komobokolo pits, 14% higher milled tonnes and a slightly lower grade. This was partly offset by a significant improvement is ore recovery to 83% due to the additional fine grinding capacity and improved management of the various ore types. Power costs were also higher due to a very low rainfall period resulting in a reduction in hydropower availability. AISC were higher due to sustaining capital expenditure associated with off-shaft development, additional fine grinding and CIP capacity, and capitalised stripping.

In Ghana, Iduapriem’s production was 107,000oz at a cost of sales of $97m and a total cash cost of $847/oz for the six months ended 30 June 2017 compared to 99,000oz at a cost of sales of $106m and a total cash cost of $931/oz in the same period last year. Production increased 8% as a result of higher recovered grades from the base of the Ajopa pit, partly offset by a decrease in tonnages treated. Total cash costs decreased by 9% mainly due to the increased production, also assisted by lower fuel and power prices as the mine benefited from a reduction in regulated fuel levies. Obuasi remained in the care and maintenance phase while future operational options for the mine are being evaluated.

In Guinea, Siguiri’s production was 157,000oz at a cost of sales of $181m and a total cash cost of $712/oz for the six months ended 30 June 2017 compared to 126,000oz at a cost of sales of $123m and a total cash cost of $706/oz in the same period last year. The 25%

increase in production was driven by increased recovered grade as the mine accessed the Seguelen pit, though the cost benefit was partially offset by the longer haulage distance. Further, costs in the six months ended 30 June 2016 reflected a once-off benefit for a favourable settlement of historical rate adjustment claims with the previous mining contractor.

In Mali, Morila’s production was 12,000oz at a cost of sales of $14m and a total cash cost of $993/oz for the six months ended 30 June 2017 compared to 13,000oz at a cost of sales of $15m and a total cash cost of $965/oz in the same period last year. Production from processing lower-grade tailings storage material continued during the quarter, partly boosted by an increase in tonnes treated due to the relatively soft ore material. Total cash costs consequently increased as a result of lower-grade throughput.

At Sadiola, production was 31,000oz at a cost of sales of $32m and a total cash cost of $862/oz for the six months ended 30 June 2017 compared to 36,000oz at a cost of sales of $35m and a total cash cost of $826/oz in the same period last year. Production decreased as the limited operational flexibility in the depleting oxide material continued with a negative impact on recovered grade, partly offset by an increase in tonnes treated. Total cash costs increased due to the lower production.

In Tanzania, Geita’s production was maintained at 229,000oz at a cost of sales of $236m and a total cash cost of $555/oz for the six months ended 30 June 2017 compared to 229,000oz at a cost of sales of $196m and a total cash cost of $496/oz in the same period last year. Production was in line with planned decrease in tonnage throughput, offset by an increase in recovered grade. Total cash costs increased primarily due to higher fuel prices, higher mining and processing cost per tonne compared to the previous period.

The Americas produced 393,000oz at a cost of sales of $395m and a total cash cost of $622/oz for the six months ended 30 June 2017 compared to 388,000oz at a cost of sales of $341m and a total cash cost of $549/oz in the same period last year. Production was boosted by strong performances by Cerro Vanguardia and AGA Mineração, both of which had plant improvements. All-in sustaining costs for the six months ended 30 June 2017 were $965/oz, compared to $816/oz in the same period a year ago. The cost increase is attributable to lower grade and an unfavourable exchange rate.

In Brazil, production was 254,000oz for the six months ended 30 June 2017 compared to 252,000oz in the same period last year.

At AngloGold Ashanti Mineração, production was 197,000oz at a cost of sales of $191m and a total cash cost of $642/oz for the six months ended 30 June 2017 compared to 188,000oz at a cost of sales of $162m and a total cash cost of $531/oz in the same period last year. Production increased by 5% as a result of higher underground tonnages mined, coupled with improved plant performance at the Córrego do Sítio complex. Total cash costs were higher compared to same period last year mainly due to the exchange rate impact from a stronger Real against the dollar and inflationary impact, in addition to higher heap leach costs.

At Serra Grande, production was 57,000oz at a cost of sales of $73m and a total cash cost of $876/oz for the six months ended 30 June 2017, compared to 64,000oz at a cost of sales of $63m and a total cash cost of $584/oz in the same period last year. Production was affected by lower recovered grade as a result of a revised production plan, partially offset by higher tonnage treated. The mine also faced cracking at the underground section of the mine which necessitated a change in the sequencing at the rock face. Total cash costs were higher because of lower production, exchange rate impact from a stronger Real against the dollar and higher operating costs.

In Argentina, Cerro Vanguardia produced 139,000oz at a cost of sales of $131m and a total cash cost of $491/oz for the six months ended 30 June 2017 compared to 136,000oz at a cost of sales of $114m and a total cash cost of $543/oz in the same period last year. Production increased mainly due to higher tonnes treated driven by operational and metallurgical improvements at the plant together with higher grades resulting from the flexibility of the mining model.

Total cash costs were lower mainly as a result of a favourable stockpile movement due to higher volume of stockpile inventory derived from higher tonnes mined. Costs also benefited from higher by-product volumes and the favourable exchange rate. These positive effects were partially offset by an end to the Patagonia ports rebate programme, which ended in December 2016.

In Australia production was 255,000oz at a cost of sales of $249m and a total cash cost of $775/oz for the six months ended June 30, 2017, compared to 251,000oz at a cost of sales of $253m and a total cash cost of $806/oz in the same period last year. Production was slightly higher due to an increase in gold output at Tropicana, which more than offset a 5% drop in production at Sunrise Dam. The higher production at Tropicana also contributed to lower total cash costs for the Australia Region for the period.

At Sunrise Dam, production was 107,000oz at a cost of sales of $119m and a total cash cost of $977/oz compared to 113,000oz at a cost of sales of $112m and a total cash cost of $858/oz in the same period last year. Slightly lower mill throughput and a 5% lower mill-feed grade of 2.08 g/t were partially offset by a marginal increase in metallurgical recovery. The lower head grade was in part due to a negative variance in mined grades in the Astro orebody. Astro is a minor contributor to future production. A plan is in place to accelerate development and grade control drilling in the Vogue and Cosmo work areas to lift the mined grade. Total cash costs were higher due to lower gold production and higher underground mining costs, with a 17% increase in ore tonnes mined compared to the six months ended 30 June 2016. The EPC contract for construction of the Recovery Enhancement Project was executed during the six months ended 30 June 2017.

At Tropicana (70%) production was 148,000oz at a cost of sales of $119m and a total cash cost of $575/oz compared to 137,000oz at a cost of sales of $132m and a total cash cost of $704/oz in the same period last year. The higher production was due to a 12% increase in mill throughput following completion of the processing plant optimisation and expansion project late in 2016. The increase in production contributed to lower total cash costs. Work continued during the six months ended 30 June 2017 on the Long Island Study, which is investigating cutback options to the Boston Shaker, Havana and Havana South open pits utilising short-haul open pit options. These include using the completed Tropicana pit as a void into which waste will be backfilled, reducing waste haulage costs. The study is expected to be completed in the fourth quarter of 2017.

CORPORATE UPDATE

Section 189

On 28 June AngloGold Ashanti announced the decision to restructure its South African operations to ensure the future viability of the balance of its South African business. The company took the difficult decision to begin a consultation process with employees in terms of section 189 and 189A of the Labour Relations Act, with respect to restructuring certain of its South African business units. This follows a review of the options to safely turn around the performance of these loss-making operations.

Some of our older mines in the South African region have reached the end of their economic lives, several decades after they started production. These mines face systemic challenges, including near-depletion of ore reserves, increasing depth and distance from central infrastructure, declining production profiles, and cost escalations that have continued to outpace both inflation and the gold price.

The cost performance of certain operations, notably TauTona and Kopanang, has been a clear demonstration of these challenges, with all-in costs in the first-half of this year of $1,858/oz and $1,682/oz respectively. This compared with an average gold price over that period of $1,236/oz. Both mines also sustained significant operating losses in 2016.

This consultation process has commenced with the organised labour groups, facilitated by the Council for Conciliation, Mediation and Arbitration (CCMA). The consultations are aimed at safely returning the South African business to profitability, whilst mitigating job losses. While AngloGold Ashanti will make efforts to limit the impact on employment, this restructuring contemplates some 8,500 roles across AngloGold Ashanti’s South African business.

Accounting provision on Silicosis

On 1 August 2017, AngloGold Ashanti announced that it had raised an accounting provision in respect of the potential settlement of the silicosis class action claims and related costs, as a result of the progress made by the Gold Working Group (GWG) on Occupational Lung Disease (OLD) since 31 December 2016 on a variety of issues. For more information, refer to Note 5 – Special Items in the condensed consolidated financial statements. The GWG includes AngloGold Ashanti, Anglo American South Africa, Gold Field, Harmony Gold Mining Company and Sibanye Gold and was formed in November 2014 to address issues relating to compensation for OLD in the gold mining industry in South Africa. African Rainbow Minerals have subsequently joined the working group.

Passage of New Legislation in Tanzania

AngloGold Ashanti noted the enactment by the Republic of Tanzania’s Parliament and publication in the Country’s official Government Gazette of the Natural Wealth and Resources (Permanent Sovereignty) Act, No 5 of 2017, the Natural Wealth and Resources Contracts (Review and Re-Negotiation of Unconscionable Terms) Act, No 6 of 2017 and the Written Laws (Miscellaneous Amendments) Act, No 7 of 2017.

AngloGold Ashanti’s indirect subsidiaries, Samax Resources Limited and Geita Gold Mining Limited (the Subsidiaries), are parties to a Mine Development Agreement (MDA) in relation to the development and operation of the Geita gold mine in Tanzania (Geita Mine), which governs the relationship between the Subsidiaries and the Government of Tanzania (GoT) in relation to Geita Mine. The MDA was instrumental in the decision to make the significant investment in the development of Geita Mine, at a time of significantly lower gold prices and when Tanzania was an untested jurisdiction for new mine development.

The three pieces of new legislation in question purport to make a number of changes to the operating environment for Tanzania’s extractive industries, including those in its mining, and oil and gas sectors. These changes include, among others: the right for the Government of Tanzania (GoT) to renegotiate existing MDAs at its discretion; the provision to the GoT of a non-dilutable, free-carried interest of no less than 16% in all mining projects; the right for the Government to acquire up to 50% of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the GoT; removal of the refund of input VAT incurred; an increase in the rate of revenue royalties from 4% to 6%; requirements for local beneficiation and procurement; and constraints on the operation of off-shore bank accounts.

AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the GoT, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. On 13 July, AngloGold Ashanti announced that its subsidiaries in Tanzania made a decision to take the precautionary step of safeguarding their interests under the Mine Development Agreement (MDA), by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as provided for in the MDA.

Despite the dispute over the legal basis for the increased royalty rate, from 4% to 6%, and the imposition of 1% clearing fee for the export of gold, Tanzanian officials have insisted upon receipts for such payments as a condition of the release of exports. Whilst our subsidiaries in Tanzania do not accept that they are bound to pay either new levy, these are being paid under protest to ensure continued processing of export shipments.

In addition to the abovementioned legislation, the Government amended the Minimum (Mining Shareholding and Public Offering) Regulations on 24 February 2017, by publishing the Mining (Minimum Shareholding and Public Offering) (Amendment) Regulations,

2017 (as revised, the Mandatory Listing Regulations). This requires companies with a Special Mining Licence (SML) to float 30% of their total issued shares on the Dar es Salaam Stock Exchange in Tanzania by 24 August 2017. The regulations contemplate the possibility that a company may proceed with a listing and fail to secure the minimum local shareholding. In such circumstances the Minister of Energy and Minerals may at the request of the company and on the recommendation of the Capital Markets and Securities Authority grant a waiver to the minimum local shareholding requirement.

The Subsidiaries’ position is that the Mandatory Listing Regulations ought not apply to them for a number of legal and practical reasons, including being inconsistent with the provisions of the MDA. The Subsidiaries are in ongoing engagement with all levels of Government.

OBUASI UPDATE

On 8 April 2016, AngloGold (Ghana) Limited (AGAG) filed a request for arbitration against the Republic of Ghana (GoG). AGAG filed this request with the International Centre for Settlement of Investment Disputes (ICSID), an international arbitration institution headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. AGAG is seeking relief from GoG for breaching the provisions of its Mining Lease by failing to restore law and order on its Mining Lease after the incursion of illegal miners. These actions prevented AGAG from peaceful enjoyment of the areas covered under its Mining Lease. GoG may raise counterclaims against AGAG in response to AGAG’s request for arbitration.

UPDATE ON CAPITAL PROJECTS

Kibali

All four new Ultra Fine Grind mills and the pump-cell circuit have been commissioned and are now in operation. The second hydropower plant at Amburau was commissioned in the first quarter taking hydropower capacity to 32MW. The third hydropower plant at Azambi remains on schedule with first power expected in the second quarter of 2018.

The underground declines completed 2.5km of capital development, while the shaft material handling system progressed according to plan during the quarter; commissioning is scheduled to begin in the third quarter. First ore from underground via the shaft is now scheduled for the last quarter of the year.

The Gorumbwa resettlement programme is progressing on schedule, with the first phase of housing and community infrastructure already handed over. A regional development plan, including health, education and infrastructure was also agreed with the Provincial Governor, which will be rolled out in partnership with the state to improve living standards in the area.

Mponeng Phase 1 and 2

The Mponeng Phase 1 project infrastructure construction continued ahead of schedule. The commissioning of the MC3 conveyor belt was completed during the second quarter. This is the main conveyor which is a component of the ore handling system that transfers onto existing MC2 conveyor. The MC3 will transport the reef and waste from the lower production level - the 126 level - in the decline. Prior to the MC3 conveyor belt, the rock was transported by dump truck up to 123 level. The remainder of the project milestones pertaining to the construction of ore handling infrastructure, as well as the water handling infrastructure, reef pass from 123 level, ventilation pass and secondary support, remain ahead of schedule and are anticipated to be completed during the third quarter of 2017.

The ramp-up of ore reserve development on the eastern side of 126L has hit challenging ground conditions, requiring rehabilitation that has delayed the ore reserve development schedule. The ramp-up on the western side, however, has continued according to schedule. Production ramp-up from 126L is anticipated in early 2018.

The feasibility study for the life of mine extension project continues with an anticipated completion and Board ratification date set for Quarter 3 2018. Due to current capital constraints, the early work associated with the life of mine extension project (inclusive of the original Phase 2 early works) has been deferred and will continue upon project approval being granted post the completion of the feasibility study.

Siguiri Combination Plant

The project remains on schedule. All major goods and services required for the project have been sourced and contracted, and are in the process of mobilisation and establishment in accordance with the project delivery timelines.

During the second quarter, the major contracts for the power plant construction, EPCM Services and Civil construction works were adjudicated and awarded. The establishment of the on-site construction camp has also been completed.

The main mechanical contract has been adjudicated and will be awarded in the third quarter of 2017.

Sadiola Sulphide Project

At this time there has been no change in the status of the Sadiola Sulphide Project. Discussions with the Government of Mali continue. A decision to move forward will be contingent upon the Government’s renewal of the construction and operating permits, the power agreement and fiscal terms related to the Project. In parallel, a review of the current life-of-mine plan is being undertaken.

EXPLORATION UPDATE

Exploration and evaluation costs during the first six months were $62m compared to $61m during the same period in 2016.

GREENFIELDS

Greenfields exploration activities were undertaken in Australia, Colombia, Brazil, Argentina, USA, and Tanzania during the first half of the year. Greenfields exploration completed 21,502m of drilling globally during the six months ended 30 June 2017, with total expenditure amounting to $14m.

In Australia, exploration activity was focussed on the Butcher Well and Lake Carey farm-in (AngloGold Ashanti earning 70%), within the Laverton district. The RC and diamond drilling at Butcher Well was completed in early June. In first half of the year, 24 RC/diamond holes were completed for 9,962m. The steeply west-dipping Enigmatic zone extends down-dip to a vertical depth beyond 400m. Intercepts of 5m @ 4.15g/t Au from 322m in BWD022 and 17m @ 7.79 g/t Au from 375 m in BWD023* define a thicker and higher-grade shoot within the zone. These holes confirm the intersection of drill hole BWD013, which returned 20.7m @ 6.06g/t Au from 351m. A new mineralised zone has been identified 200m East of the Southern part of the Enigmatic pit. Hole BWD018 intersected 14m @ 6.15g/t Au from 394m, 10m @ 5.05g/t Au from 459m and 12m @ 4.08g/t Au from 475m, and hole BWD026 intersected 4m @ 5.90g/t Au from 300m. Hole BWD020 drilled 300m to the South intersected 8m at 5.4g/t Au from 342m. This discovery is named the Old Camp zone with these intersections open both laterally and vertically.

The Mt Minnie aircore drilling programme started early in June. The Mt Minnie structure extends for 10km in a north-south orientation and forms the northern extension of the Butcher well system. A total of 107 holes were drilled in the second quarter for 6,433m. A ground gravity programme of approximately 15,000 stations at 100m spacing has been completed over the western part of the Butcher well district. At the Oak Dam project, within the Tropicana belt (Tropicana JV with 70% AngloGold Ashanti), geochemical sampling, using vacuum drilling, started in early June. A total of 768 holes have been completed, the remaining 1,400 holes should be completed by end of the third quarter. Assay results are pending.

In the United States of America, a reconnaissance rotosonic drill programme was completed at the Celina Project in Minnesota (100% AngloGold Ashanti) with 29 holes drilled for 1,034m. Early in the first quarter, a regional magnetic airborne survey was also completed in Minnesota at 17,687km, with 50,697km in total. An option to earn 100% of the Silicon Project in Nevada was signed with Renaissance Gold. AngloGold Ashanti will have a 3-year option to acquire 100% of the property for a total consideration of $3m cash in staged payments and a 2.5% NSR. Geological mapping and sampling were completed.

In Colombia at Nuevo Guintar (100% AngloGold Ashanti) activities are focused at reaching a decision point. Soil sampling, ground magnetic and IP programmes were completed and a 1200m diamond drilling programme initiated in June with 553m completed. The principle target is a 500m by 300m gold and multi-element soil geochemistry anomaly with an epithermal signature.

In Brazil, work concentrated on the Tromai Project which covers a large ~2,000km2 highly prospective tenement package (AngloGold Ashanti earning 70% from Trek Mining). Diamond and RC drilling was initiated (1,573m DD and 2,207m RC in the second quarter) over known structures associated with artisanal mining and soil geochemistry. The aeromagnetic and radiometric data (38,000 line km) collected in last quarter of 2016 and the first quarter in 2017 was processed and final products delivered. Geochemistry results from the first batch of drill core were received with minor anomalous results so far. With significant areas of the land package covered by recent sediments, soil or laterite, the objective is to use the geophysics to delimit well defined high priority exploration corridors within the large land package for more detailed drill target definition and drill testing in the second half of the year.

In Argentina early stage Greenfields generative exploration programmes progressed.

BROWNFIELDS

During the first half of 2017, Brownfields exploration activities were undertaken across the globe. Brownfields exploration completed 261,185m of drilling.

South Africa: Mineral Resource conversion drilling from surface continued at Mponeng. Both UD 58A and UD 60 were completed and the drill sites have been rehabilitated and signed off. The contracts for the new holes UD 61 and UD 63 are pending signature.

Tanzania: Exploration drilling activities included Mineral Resource conversion drilling at Nyankanga Block 5, Star & Comet Cuts 2 & 3 Underground and Geita Hill East, Mineral Resource delineation drilling at Matandani, Nyankanga Block 5 underground, 3D Seismic Target 5 and Star & Comet Cut 2 NW, and infill and underground drilling at Star & Comet (Cut 2 and 3). During the six months ended 30 June 2017, 143 drillholes totalling 23,299m were completed for the combined surface and underground exploration drilling programmes. Underground drilling at Geita continues to confirm the continuity of the ore zones at both Star & Comet Cut 2 and Cut 3, with encouraging intersections also returned from the down-plunge extension of the Cut 2 orebody to the northwest. At Nyankanga, drilling was completed from surface and underground into the Block 5 orebody with several significant intersections reported.

Guinea: A total of 21,811m was drilled. Infill drilling took place at Seguelen PB2, Kami, Tubani, and Silakoro, and reconnaissance drilling at Silakoro NE, Kolenda South (Ellis Park) and John Deer.

Preliminary interpretation of the airborne magnetic and radiometric geophysical survey over portions of Block 1 and Block 2 and the Saraya West license was completed. Target generation and evaluation of Block 1, the Corridor Blocks and TSF Exploration Licences was carried out. A soil sampling programme to cover an untested area in the northwest of Block1 was initiated and is nearing completion.

Ghana: Exploration at Iduapriem was focused on drilling at Block 1W/ Nueng, Block 4S and Mile 5. A total of 6,039m drilling was completed (4,840m DD and 1,199m RC). The results of the lease-scale geochemical soil sampling programme continue to be assessed.

Democratic Republic of the Congo: During the six months ended 30 June 2017, exploration drilling and trenching took place at Kombokolo-Rhino-Agbarabo, Sessenge-Sessenge Southwest, Aerodrome-Pamao-Megi, KCD-Kombokolo and Ikamva. Drilling from surface and underground has shown potential for extensions of current underground reserves on the 3000 and 9000 up-plunge lodes.

Republic of Mali – RC drilling (2,460 m) was completed at Tambali West and Dogofile and DD (761 m) was completed at Tambali North, SSP North and FN bc. In addition, a total of 1,195m of DD was conducted at FE3 and FE4 as part of the SSP to investigate the potential of the main shear below the pits that are earmarked for in-pit tailings disposal. A total of 1,351m of sterilisation drilling was conducted at FE4 to assess the suitability for in-pit tailings deposition for SSP.

In Argentina, drilling started at Cerro Vanguardia for the year. Most of the drilling meters were focused on extensions of ore zones and new targets. During the six months ended 30 June 2017, 4,370m were drilled in total within the Cerro Vanguardia tenements. The Claudia JV earn-in was concluded ahead of the one year anniversary. Other work was completed to support target generation included trenching and channel sampling programmes to refine drill targeting.

In Brazil, exploration continued at the Cuiaba, Lamego and Córrego do Sítio (CdS) production centers for AGABM with 47,115m drilled during first half of the year from the combined surface and underground drilling programmes. Targets included ore body extension at Cuiaba and CdS. Follow up infill drilling to support mine planning and Mineral Resource conversion was also completed.

At Serra Grande, 23,943m were drilled as part of the exploration and Mineral Resource conversion programmes. Drilling target generation activities included mapping and soil sampling programmes.

In Colombia, the Gramalote JV completed 3,816m of drilling in total. Part of the programme was designed to support site and infrastructure investigations. The saprolite infill drilling programme was completed to better define the thickness and gold mineralisation in the horizon. Drilling continued on targets within the JV regional tenements outside the main resource area. Work to update and refine the geological model progressed in the first half to support the pre-feasibility study and remains on track for completion by the end of 2017.

The Quebradona JV programme continued a drilling programme to support pre-feasibility study site investigation geotechnical and hydrology data collection. A total of 2,132m were drilled. All drilling has been concluded at this stage of the programme.

In Australia, at Sunrise Dam drilling targeted Vogue Deeps, north extensions to Cosmo and Cosmo East, Hammerhead and down dip extensions to Cosmo, Cosmo East and Dolly. Some of the holes drilled to target Vogue Deeps and Cosmo East down dip are within close proximity to Carey Shear zone, therefore some of these holes have been designed to pass through the shear and into the footwall. A total of 43,002m were drilled.

At Tropicana, during the period exploration drilling consisted of reverse circulation (RC), diamond core (DDH) and aircore (AC) drilling, for a total of 41,412m drilled. RC (19,807m) and DDH drilling (2,872m) programmes targeted Sanpan, Zebra, New Zebra, Hat-Trick, Springbok and Southern Mining Lease (ML) in first quarter and Angel Eyes, Beetlejuice, Crouching Tiger, Kamikaze, Little Wing, Springbok and Zebra in the second quarter.

MINERAL RESERVES AND RESOURCES STATEMENT

There have been no material changes as yet to the Mineral Resource and Ore Reserve estimates as disclosed in the 2016 Ore Reserve and Mineral Resource report. The process of estimating Mineral Resource and Ore Reserves is ongoing and only due for completion at the end of the year. However, the recently announced changes to the South African operations and the Paramo declaration in Colombia may well result in material changes. The impact of these is still being assessed.

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the condensed consolidated financial statements for the six months ended 30 June 2017 to the shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying interim report on pages 14 to 41, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2017, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2017 do not present fairly, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Ernest Adriaan Lodewyk Botha

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

17 August 2017

GROUP – INCOME STATEMENT

		Six months	Six months	Year

		ended	ended	ended

		Jun	Jun	Dec

		2017	2016	2016

US Dollar million	Notes	Reviewed	Reviewed	Audited

Revenue	2	2,128	2,041	4,254

Gold income	2	2,032	1,960	4,085
Cost of sales	3	(1,709)	(1,501)	(3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts		2	(30)	19

Gross profit		325	429	841
Corporate administration, marketing and other expenses		(35)	(29)	(61)
Exploration and evaluation costs		(62)	(61)	(133)
Other operating expenses	4	(40)	(46)	(110)
Special items	5	(253)	(6)	(42)

Operating (loss) profit		(65)	287	495
Interest income	2	8	11	22
Exchange losses		(4)	(83)	(88)
Finance costs and unwinding of obligations	6	(83)	(97)	(180)
Fair value adjustment on issued bonds		-	(25)	9
Share of associates and joint ventures’ (loss) profit	7	(9)	19	11

(Loss) profit before taxation		(153)	112	269
Taxation	8	(12)	(51)	(189)

(Loss) profit after taxation		(165)	61	80

Allocated as follows:
Equity shareholders		(176)	52	63
Non-controlling interests		11	9	17

		(165)	61	80

Basic (loss) profit per ordinary share (cents) (1)		(43)	13	15
Diluted (loss) profit per ordinary share (cents) (2)		(43)	13	15
(1)	Calculated on the basic weighted average number of ordinary shares.

(2)	Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The financial statements for the six months ended 30 June 2017 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ms Meroonisha Kerber (CA (SA)), the Group’s Senior Vice President: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the six months ended 30 June 2017 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year

	ended	ended	ended

	Jun	Jun	Dec

	2017	2016	2016

US Dollar million	Reviewed	Reviewed	Audited

(Loss) profit for the period	(165)	61	80

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	83	122	180
Net gain on available-for-sale financial assets	3	27	13
Release on impairment of available-for-sale financial assets	1	-	-
Release on disposal of available-for-sale financial assets	-	(1)	(2)
Deferred taxation thereon	2	(6)	(2)
	6	20	9

Items that will not be reclassified subsequently to profit or loss:
Actuarial loss recognised	-	(5)	(2)
Deferred taxation thereon	-	1	-
	-	(4)	(2)

Other comprehensive income for the period, net of tax	89	138	187

Total comprehensive (loss) income for the period, net of tax	(76)	199	267

Allocated as follows:
Equity shareholders	(87)	190	250
Non-controlling interests	11	9	17
	(76)	199	267

Rounding of figures may result in computational discrepancies.

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2017	2016	2016
US Dollar million	Note	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		4,105	4,072	4,111
Intangible assets		150	151	145
Investments in associates and joint ventures		1,464	1,489	1,448
Other investments		139	128	125
Inventories		87	94	84
Trade, other receivables and other assets		35	22	34
Derivatives		-	1	-
Deferred taxation		5	21	4
Cash restricted for use		37	34	36
Other non-current assets		-	15	-

		6,022	6,027	5,987

Current assets
Other investments		7	3	5
Inventories		681	671	672
Trade, other receivables and other assets		287	240	255
Cash restricted for use		19	22	19
Cash and cash equivalents		164	470	215

		1,158	1,406	1,166

Total assets		7,180	7,433	7,153

EQUITY AND LIABILITIES
Share capital and premium	11	7,124	7,103	7,108
Accumulated losses and other reserves		(4,522)	(4,473)	(4,393)

Shareholders’ equity		2,602	2,630	2,715
Non-controlling interests		31	40	39

Total equity		2,633	2,670	2,754

Non-current liabilities
Borrowings		2,312	2,046	2,144
Environmental rehabilitation and other provisions		944	923	877
Provision for pension and post-retirement benefits		125	112	118
Trade, other payables and deferred income		7	6	4
Deferred taxation		423	494	496

		3,811	3,581	3,639

Current liabilities
Borrowings		54	608	34
Trade, other payables, deferred income and provisions		628	508	615
Taxation		54	66	111

		736	1,182	760

Total liabilities		4,547	4,763	4,399

Total equity and liabilities		7,180	7,433	7,153

Rounding of figures may result in computational discrepancies.

GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Cash flows from operating activities
Receipts from customers	2,101	2,003	4,231
Payments to suppliers and employees	(1,684)	(1,405)	(2,929)

Cash generated from operations	417	598	1,302
Dividends received from joint ventures	-	5	37
Taxation refund	11	3	12
Taxation paid	(107)	(130)	(165)

Net cash inflow from operating activities	321	476	1,186

Cash flows from investing activities
Capital expenditure	(390)	(277)	(706)
Expenditure on intangible assets	(1)	(2)	(5)
Proceeds from disposal of tangible assets	2	2	4
Other investments acquired	(54)	(41)	(73)
Proceeds from disposal of other investments	46	33	61
Investments in associates and joint ventures	(20)	(3)	(11)
Proceeds from disposal of associate	-	-	10
Loans advanced to associates and joint ventures	(3)	(3)	(4)
Decrease in cash restricted for use	-	5	8
Interest received	8	9	14

Net cash outflow from investing activities	(412)	(277)	(702)

Cash flows from financing activities
Proceeds from borrowings	331	201	787
Repayment of borrowings	(167)	(329)	(1,333)
Finance costs paid	(67)	(84)	(172)
Bond settlement premium, RCF and bond transaction costs	-	-	(30)
Dividends paid	(58)	(6)	(15)

Net cash inflow (outflow) from financing activities	39	(218)	(763)

Net decrease in cash and cash equivalents	(52)	(19)	(279)
Translation	1	5	10
Cash and cash equivalents at beginning of period	215	484	484

Cash and cash equivalents at end of period	164	470	215

Cash generated from operations
(Loss) profit before taxation	(153)	112	269
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(2)	30	(19)
Amortisation of tangible assets	389	349	789
Finance costs and unwinding of obligations	83	97	180
Environmental, rehabilitation and other expenditure	(21)	2	(13)
Special items	246	5	44
Amortisation of intangible assets	3	14	20
Fair value adjustment on issued bonds	-	25	(9)
Interest income	(8)	(11)	(22)
Share of associates and joint ventures’ loss (profit)	9	(19)	(11)
Other non-cash movements	36	97	150
Movements in working capital	(165)	(103)	(76)

	417	598	1,302

Movements in working capital:
Increase in inventories	(22)	(33)	(48)
Increase in trade and other receivables	(95)	(50)	(131)
(Decrease) increase in trade, other payables and deferred income	(48)	(20)	103

	(165)	(103)	(76)

Rounding of figures may result in computational discrepancies.

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	Accumulated losses	Cash flow hedge reserve	Available- for-sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467
Profit for the period			52					52	9	61
Other comprehensive income (loss) (1)					20	(4)	122	138		138
Total comprehensive income (loss)	-	-	52	-	20	(4)	122	190	9	199
Shares issued	37							37		37
Share-based payment for share awards net of exercised		(27)						(27)		(27)
Dividends of subsidiaries								-	(6)	(6)
Translation		3	(3)		1	(1)		-		-
Balance at 30 June 2016	7,103	93	(3,125)	(1)	28	(24)	(1,444)	2,630	40	2,670

Balance at 31 December 2016	7,108	117	(3,119)	(1)	17	(21)	(1,386)	2,715	39	2,754
(Loss) profit for the period			(176)					(176)	11	(165)
Other comprehensive income					6		83	89		89
Total comprehensive (loss) income	-	-	(176)	-	6	-	83	(87)	11	(76)
Shares issued	16							16		16
Share-based payment for share awards net of exercised		(3)						(3)		(3)
Dividends paid			(39)					(39)		(39)
Dividends of subsidiaries								-	(19)	(19)
Translation		4	(4)		1	(1)		-		-
Balance at 30 June 2017	7,124	118	(3,338)	(1)	24	(22)	(1,303)	2,602	31	2,633

(1)	Foreign currency translation reserve includes an exchange difference of $60m reclassified on the repayment of a loan which was designated as part of the investment in subsidiary.

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	525	581	1,173
Continental Africa	884	792	1,663
Australasia	315	309	646
Americas	524	477	1,036
	2,248	2,159	4,518
Equity-accounted investments included above	(216)	(199)	(433)
	2,032	1,960	4,085

By-product revenue
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	8	12	23
Continental Africa	2	2	4
Australasia	1	1	2
Americas	70	54	110
	81	69	139
Equity-accounted investments included above	-	-	(1)
	81	69	138

Total cash costs
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	469	389	857
Continental Africa	499	443	976
Australasia	193	198	404
Americas	250	219	486
Corporate and other	(4)	(4)	-
	1,407	1,245	2,723
Equity-accounted investments included above	(149)	(133)	(288)
	1,258	1,112	2,435

Cost of sales
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	554	480	1,041
Continental Africa	741	614	1,331
Australasia	249	253	540
Americas	395	341	752
Corporate and other	(2)	(1)	5
	1,937	1,687	3,669
Equity-accounted investments included above	(228)	(186)	(406)
	1,709	1,501	3,263

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	(28)	70	149
Continental Africa	143	178	334
Australasia	66	56	106
Americas	130	136	283
Corporate and other	2	1	(4)
	313	441	868
Equity-accounted investments included above	12	(12)	(27)
	325	429	841

Capital expenditure
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	81	75	182
Continental Africa	191	112	291
Australasia	66	39	109
Americas	114	90	225
Corporate and other	2	2	4
	454	318	811
Equity-accounted investments included above	(63)	(38)	(100)
	391	280	711

Gold production
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
oz (000)	Unaudited	Unaudited	Unaudited

South Africa	435	486	967
Continental Africa	665	620	1,321
Australasia	255	251	520
Americas	393	388	820
	1,748	1,745	3,628

Total assets
	As at	As at	As at
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South Africa	1,815	1,733	1,818
Continental Africa	3,089	3,144	3,090
Australasia	860	858	804
Americas	1,272	1,301	1,273
Corporate and other	144	397	168
	7,180	7,433	7,153

Rounding of figures may result in computational discrepancies.

Notes

for the six months ended 30 June 2017

1	Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2016.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IFRS, IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2017. These financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2016.

Based on materiality, certain comparatives have been aggregated.

2	Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Gold income	2,032	1,960	4,085
By-products (note 3)	81	69	138
Royalties received (note 5)	7	1	9
Interest income	8	11	22
	2,128	2,041	4,254

3	Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Cash operating costs	1,272	1,120	2,444
By-products revenue (note 2)	(81)	(69)	(138)
	1,191	1,051	2,306
Royalties	55	49	105
Other cash costs	12	12	24
Total cash costs	1,258	1,112	2,435
Retrenchment costs	3	5	14
Rehabilitation and other non-cash costs	13	28	43
Amortisation of tangible assets	389	349	789
Amortisation of intangible assets	3	14	20
Inventory change	43	(7)	(38)
	1,709	1,501	3,263

Rounding of figures may result in computational discrepancies.

4	Other operating expenses

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Care and maintenance costs	28	37	70
Pension and medical defined benefit provisions	4	3	25
Government fiscal claims and care and maintenance of old tailings operations	7	6	14
Other expenses	1	-	1
	40	46	110

5	Special items

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Impairment and derecognition of assets (1)	115	2	3
Impairment of other investments	1	-	-
Retrenchment and related costs	75	-	1
Legal fees and other costs related to contract terminations and settlement costs (2)	68	4	11
Write-down of inventories	3	-	12
Net profit on disposal of assets	(1)	(1)	(4)
Royalties received (note 2)	(7)	(1)	(9)
Indirect tax (recoveries) expenses	(1)	2	(2)
Repurchase premium and cost on settlement of the $1.25bn bonds	-	-	30
	253	6	42

(1) Impairment and derecognition of assets includes the following:

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Due to a change in mine plans to restructure South African operations, Kopanang mine, Tau Tona mine including Savuka section and the West Gold Plant section of the Surface operations in South Africa were fully impaired and will not generate future economic benefits.

US Dollar Million	Tangible asset impairment	Taxation thereon	Post-tax total
TauTona	78	(19)	59
Kopanang	34	(9)	25
Surface Operations and other	3	(1)	2
	115	(29)	86

(2) Legal fees and other costs includes the following:

Litigation claims - Class action

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under ODMWA. This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony Gold Mining Company and Sibanye Gold formed an industry working group on OLD to address issues relating to compensation for OLD in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (“ARM”). The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Harmony Gold Mining Company, DRDGold, Randgold and Exploration Company, and Sibanye Gold, were served with a consolidated class action application on 21 August 2013. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

5	Special items (continued)

On 13 May 2016, the High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and (ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class Application or for any other members of the classes.

AngloGold Ashanti and the other respondents believed that the judgement addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the South Gauteng High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes. On 15 July 2016, AngloGold Ashanti and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgement of the South Gauteng High Court delivered in May 2016. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard from 19 – 23 March 2018.

Provision raised

As a result of the progress made by the working group since 31 December 2016 on a variety of issues, management is now in a position to reliably estimate within an acceptable range the AngloGold Ashanti share of a possible settlement of the class action claims and related costs. As a result, AngloGold Ashanti has provided for this obligation in the Statement of Financial Position as at 30 June 2017 at a discounted amount of $63m (undiscounted $77m). Although we are working to resolve these matters through settlement, the ultimate outcome of these negotiations and the court sanction of the agreement remains uncertain and there can be no assurance assurance that our or the working group’s efforts to reach a settlement will be successful, or if they are, what the timing or terms of any such settlement would be. There can also be no assurance that we or the working group will obtain the requisite court approval of any such settlement. Consequently, the provision is subject to adjustment in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

6	Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Finance costs	70	86	158
Unwinding of obligations and accretion of convertible bonds	13	11	22
	83	97	180

Rounding of figures may result in computational discrepancies.

7	Share of associates and joint ventures’ (loss) profit

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Revenue	216	206	441
Operating costs, special items and other expenses	(248)	(203)	(446)
Net interest received	-	4	3
(Loss) profit before taxation	(32)	7	(2)
Taxation	20	2	7
(Loss) profit after taxation	(12)	9	5
Net impairment reversal of investments in associates and joint ventures	3	10	6
	(9)	19	11

8 Taxation
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

South African taxation
Non-mining tax	1	-	1
Prior year over provision	-	-	(3)
Deferred taxation
Temporary differences	(84)	6	7
Prior year under provision	-	-	25
Unrealised non-hedge derivatives and other commodity contracts	1	(9)	5
	(82)	(3)	35

Foreign taxation
Normal taxation	95	109	246
Prior year under (over) provision	2	(5)	(10)
Deferred taxation
Temporary differences	(3)	(50)	(65)
Prior year over provision	-	-	(17)
	94	54	154

	12	51	189

Rounding of figures may result in computational discrepancies.

9	Headline (loss) earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings :
(Loss) profit attributable to equity shareholders	(176)	52	63
Net impairment (reversal) and derecognition of assets	115	(17)	(16)
Impairment of other investments	1	-	-
Net (profit) loss on disposal of assets (1)	(1)	(1)	4
Exchange loss on foreign currency translation reserve release	-	60	60
Taxation	(28)	(1)	-

Headline (loss) earnings	(89)	93	111

Headline (loss) earnings per ordinary share (cents)(2)	(22)	23	27
Diluted headline (loss) earnings per ordinary share (cents) (3)	(22)	23	27
(1) Includes loss on sale of associate. (2) Calculated on the basic weighted average number of ordinary shares. (3) Calculated on the diluted weighted average number of ordinary shares.
10 Number of shares
	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cents each	5,000,000	5,000,000	5,000,000
C redeemable preference shares at no par value	30,000,000	30,000,000	30,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	409,361,419	408,003,687	408,223,760

A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	408,763,048	406,862,598	407,519,542
Fully vested options	3,960,156	3,468,878	5,065,500
Weighted average number of shares	412,723,204	410,331,476	412,585,042
Dilutive potential of share options	-	2,119,174	2,121,358
Dilutive number of ordinary shares	412,723,204	412,450,650	414,706,400

Rounding of figures may result in computational discrepancies.

11	Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited
Balance at beginning of period	7,161	7,119	7,119
Ordinary shares issued	16	37	42
Sub-total	7,177	7,156	7,161
Redeemable preference shares held within group	(53)	(53)	(53)
	7,124	7,103	7,108

12	Exchange rates

	Jun	Jun	Dec
	2017	2016	2016
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	13.20	15.39	14.68
ZAR/USD average for the quarter	13.18	14.99	13.90
ZAR/USD closing	13.05	14.68	13.73

AUD/USD average for the year to date	1.33	1.36	1.35
AUD/USD average for the quarter	1.33	1.34	1.34
AUD/USD closing	1.30	1.34	1.39

BRL/USD average for the year to date	3.18	3.70	3.48
BRL/USD average for the quarter	3.22	3.51	3.29
BRL/USD closing	3.31	3.21	3.26

ARS/USD average for the year to date	15.71	14.35	14.78
ARS/USD average for the quarter	15.75	14.22	15.46
ARS/USD closing	16.63	15.04	15.89

Rounding of figures may result in computational discrepancies.

13	Capital commitments

	As at	As at	As at
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	208	145	58

(1)Includes the group’s attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14	Financial risk management activities

Borrowings

The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Carrying amount	2,366	2,654	2,178
Fair value	2,470	2,723	2,203

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

		Jun	2017			Jun	2016			Dec	2016
	Reviewed				Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Equity securities	60	-	-	60	59	-	-	59	51	-	-	51

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamation bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In South Africa we have established a trust fund which has assets of ZAR 1.41bn and guarantees of ZAR 1.82bn issued by various banks, for a current carrying value of the liability of ZAR 1.16bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $3m for a current carrying value of the liability of AUD $105.6m. At Iduapriem we have provided a bond comprising of a cash component of $9.8m with a further bond guarantee amounting to $33.9m issued by Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $43.1m. At Obuasi we have provided a bond comprising of a cash component of $20.2m with a further bank guarantee amounting to $30.0m issued by Nedbank Limited for a current carrying value of the liability of $216.9m. In some circumstances, we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

15 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2017 and 31 December 2016 are detailed below:

Contingencies and guarantees
	Jun 2017	Dec 2016
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Tax disputes – AngloGold Ashanti Brasil Mineração Ltda (3)	19	24
Tax dispute - AngloGold Ashanti Colombia S.A.(4)	142	141
Tax dispute - Cerro Vanguardia S.A.(5)	29	29
Groundwater pollution (6)	-	-
Deep groundwater pollution – Africa (7)	-	-
	287	291

Litigation claims

(1)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.

(2)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

(3)

Tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AGABM) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. The assessment (possible amount) is $9m (2016: $9m). AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The possible amount involved is approximately $10m (2016: $15m). Management is of the opinion that these taxes are not payable.

(4)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2016: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $121m (2016: $120m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending.

(5)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2016: $7m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2016: $22m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the matter is proceeding.

Other

(6)

Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(7)

Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

16	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,178	2,737	2,737
Proceeds from borrowings	331	201	787
Repayment of borrowings	(167)	(329)	(1,333)
Finance cost paid on borrowings	(61)	(78)	(159)
Interest accrual	64	105	136
Deferred loan fees	-	6	-
Translation	21	12	10
Closing balance	2,366	2,654	2,178

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	61	78	159
Commitment fees, environmental guarantees fees and other borrowing costs	6	6	13
Total finance cost paid	67	84	172

17	Impact of the adoption of IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued by the International Accounting Standards Board (IASB) during May 2014. AngloGold Ashanti is mandatorily required to apply IFRS 15 for annual reporting periods beginning on or after 1 January 2018.

Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the group’s revenue recognition. The adoption of IFRS 15 will result in the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported Gross profit.

As currently reported:

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Revenue	2,128	2,041	4,254
Gold income	2,032	1,960	4,085
Cost of sales	(1,709)	(1,501)	(3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts	2	(30)	19
Gross profit	325	429	841
Gross profit %	15.99%	21.89%	20.59%

By-products revenue for the period ended 30 June 2017, year ended 31 December 2016 and six months ended 30 June 2016 ($81m, $69m and $138m respectively) is included in the Revenue line, but is offset and thus reduces cost of sales in the detailed income statement.

On adoption of IFRS 15, AngloGold Ashanti will commence with Revenue from all product sales in the detailed income statement.

Accordingly, the detailed income statement would be restated for the effects of adopting IFRS 15 as follows:

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2017	2016	2016
US Dollar million	Reviewed	Reviewed	Audited

Revenue	2,128	2,041	4,254
Revenue from product sales	2,113	2,029	4,223
Cost of sales	(1,790)	(1,570)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts	2	(30)	19
Gross profit	325	429	841
Gross profit %	15.38%	21.14%	19.91%

AngloGold Ashanti intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

18	Announcements

AngloGold Ashanti to restructure South African Operations to ensure their viability – AngloGold Ashanti has made the difficult decision to begin a consultation process with employees in terms of section 189 and 189A of the Labour Relations Act, with respect to restructuring certain of its South African business units. This follows a review of the options to safely turnaround the performance of these loss-making operations. While all efforts will be made to limit the impact on employment to the greatest extent possible, this restructuring contemplates some 8,500 roles across AngloGold Ashanti’s South African business, which currently employs about 28,000 people, including contractors. In order to safeguard the long-term sustainability of its South African business, AngloGold Ashanti is considering the following actions, subject to the outcomes of the consultation process:

•	Place on care and maintenance the Kopanang mine, in the Vaal River region, and the Savuka section of the Tau Tona mine, in the West Wits region. Savuka mine has been in operation for 59 years, and has already been extended 10 years beyond its natural life. Kopanang mine produced its first gold in 1981, 36 years ago.
•	Evaluate the feasibility of integrating elements of the 60-year old Tau Tona mine into the neighbouring Mponeng mine.

Legislative changes in Tanzania – On 30 June 2017, AngloGold Ashanti announced that Tanzania’s parliament published draft legislation amending the legal framework of its extractive industry, while also passing a Bill that levies a 1% ‘clearing fee’ on mineral exports from 1 July 2017. Subsequent to 30 June 2017, the Republic of Tanzania’s parliament enacted and published, in the Country’s official Government Gazette, The Natural Wealth and Resources (Permanent Sovereignty) Act, No. 5 of 2017, The Natural Wealth and Resources Contracts (Review and re-negotiation of unconscionable terms) Act, No. 6 of 2017 and The Written Laws (Miscellaneous amendments) Act, no.7 of 2017. AngloGold Ashanti is in the process to analyse the impact of these laws, in the context of its Mine Development Agreement.

On 13 July 2013, AngloGold Ashanti indicated that it is seeking a constructive dialogue with the Government of Tanzania, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. In the circumstances, the group, however, had no choice but to take the precautionary step of safeguarding its interests under the Mine Development Agreement, by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as clearly provided for in the Mine Development Agreement.

19	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa. The following is condensed consolidating financial information for the Company as of 30 June 2017, 2016 and 31 December 2016 and for the six months ended 30 June 2017, 2016 and for the year ended 31 December 2016, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Condensed consolidating statements of income for the six months ended 30 June 2017

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	482	2	1,644	-	2,128

Gold income	476	-	1,564	(8)	2,032
Cost of sales	(507)	-	(1,203)	1	(1,709)
Gain on non-hedge derivatives and other commodity contracts	-	-	3	(1)	2

Gross (loss) profit	(31)	-	364	(8)	325
Corporate administration, marketing and other expenses	(9)	(2)	-	(24)	(35)
Exploration and evaluation costs	(6)	-	(56)	-	(62)
Other operating expenses	(4)	-	(36)	-	(40)
Special items	(251)	(5)	-	3	(253)

Operating (loss) profit	(301)	(7)	272	(29)	(65)
Interest income	1	2	5	-	8
Exchange losses	-	-	(4)	-	(4)
Finance costs and unwinding of obligations	(10)	(53)	(20)	-	(83)
Share of associates and joint ventures’ profit (loss)	3	-	(12)	-	(9)
Equity gain in subsidiaries	51	235	-	(286)	-

(Loss) profit before taxation	(256)	177	241	(315)	(153)
Taxation	84	-	(96)	-	(12)

(Loss) profit after taxation	(172)	177	145	(315)	(165)
Preferred stock dividends	(4)	-	(4)	8	-

(Loss) profit for the period	(176)	177	141	(307)	(165)

Allocated as follows:
Equity shareholders	(176)	177	130	(307)	(176)
Non-controlling interests	-	-	11	-	11

	(176)	177	141	(307)	(165)

Comprehensive (loss) income	(87)	181	157	(327)	(76)
Comprehensive income attributable to non-controlling interests	-	-	(11)	-	(11)

Comprehensive (loss) income attributable to AngloGold Ashanti	(87)	181	146	(327)	(87)

Condensed consolidating statements of income for the six months ended 30 June 2016

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	549	1	1,491	-	2,041

Gold income	544	-	1,438	(22)	1,960
Cost of sales	(440)	-	(1,061)	-	(1,501)
Loss on non-hedge derivatives and other commodity contracts	-	-	(30)	-	(30)

Gross profit	104	-	347	(22)	429
Corporate administration, marketing and other expenses	(5)	(1)	(3)	(20)	(29)
Exploration and evaluation costs	(6)	-	(55)	-	(61)
Other operating expenses	(3)	-	(43)	-	(46)
Special items	3	(2)	34	(41)	(6)

Operating profit (loss)	93	(3)	280	(83)	287
Interest income	3	1	7	-	11
Exchange gains (losses)	1	(1)	(23)	(60)	(83)
Finance costs and unwinding of obligations	(10)	(73)	(14)	-	(97)
Fair value adjustment on $1.25bn bonds	-	(25)	-	-	(25)
Share of associates and joint ventures’ (loss) profit	(8)	9	19	(1)	19
Equity (loss) gain in subsidiaries	(3)	230	-	(227)	-

Profit before taxation	76	138	269	(371)	112
Taxation	(12)	-	(38)	(1)	(51)

Profit after taxation	64	138	231	(372)	61
Preferred stock dividends	(11)	-	(11)	22	-

Profit for the period	53	138	220	(350)	61

Allocated as follows:
Equity shareholders	53	138	211	(350)	52
Non-controlling interests	-	-	9	-	9

	53	138	220	(350)	61

Comprehensive income	190	148	269	(408)	199
Comprehensive income attributable to non-controlling interests	-	-	(9)	-	(9)

Comprehensive income attributable to AngloGold Ashanti	190	148	260	(408)	190

Condensed consolidating statements of income for the year ended 31 December 2016

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	1,110	3	3,141	-	4,254

Gold income	1,108	-	3,035	(58)	4,085
Cost of sales	(958)	-	(2,305)	-	(3,263)
Gain on non-hedge derivatives and other commodity contracts	-	-	18	1	19

Gross profit	150	-	748	(57)	841
Corporate administration, marketing and other income (expenses)	17	(6)	(3)	(69)	(61)
Exploration and evaluation costs	(14)	-	(119)	-	(133)
Other operating (expenses) income	(26)	2	(86)	-	(110)
Special items	54	(35)	29	(90)	(42)

Operating profit (loss)	181	(39)	569	(216)	495
Interest income	6	3	13	-	22
Exchange gains (losses)	1	(1)	(28)	(60)	(88)
Finance costs and unwinding of obligations	(18)	(131)	(31)	-	(180)
Fair value adjustment on $1.25bn bonds	-	9	-	-	9
Share of associates and joint ventures’ (loss) income	(13)	2	30	(8)	11
Equity (loss) gain in subsidiaries	(61)	389	-	(328)	-

Profit before taxation	96	232	553	(612)	269
Taxation	(4)	-	(184)	(1)	(189)

Profit after taxation	92	232	369	(613)	80
Preferred stock dividends	(29)	-	(29)	58	-

Profit for the period	63	232	340	(555)	80

Allocated as follows:
Equity shareholders	63	232	323	(555)	63
Non-controlling interests	-	-	17	-	17

	63	232	340	(555)	80

Comprehensive income	250	234	388	(605)	267
Comprehensive income attributable to non-controlling interests	-	-	(17)	-	(17)

Comprehensive income attributable to AngloGold Ashanti	250	234	371	(605)	250

Condensed consolidating statement of financial position as at 30 June 2017

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,103	-	3,002	-	4,105
Intangible assets	3	-	149	(2)	150
Investments in associates and joint ventures	2,180	3,509	1,346	(5,571)	1,464
Other investments	2	6	133	(2)	139
Inventories	-	-	87	-	87
Trade and other receivables	-	-	35	-	35
Deferred taxation	-	-	5	-	5
Cash restricted for use	-	-	37	-	37

	3,288	3,515	4,794	(5,575)	6,022

Current Assets
Other investments	-	7	-	-	7
Inventories, trade and other receivables, intergroup balances and other current assets	457	971	1,166	(1,626)	968
Cash restricted for use	-	1	18	-	19
Cash and cash equivalents	17	23	124	-	164

	474	1,002	1,308	(1,626)	1,158

Total assets	3,762	4,517	6,102	(7,201)	7,180

EQUITY AND LIABILITIES

Share capital and premium	7,124	6,172	824	(6,996)	7,124

(Accumulated losses) retained earnings and other reserves	(4,522)	(3,654)	735	2,919	(4,522)

Shareholders’ equity	2,602	2,518	1,559	(4,077)	2,602

Non-controlling interests	-	-	31	-	31

Total equity	2,602	2,518	1,590	(4,077)	2,633

Non-current liabilities	531	1,871	1,409	-	3,811

Current liabilities including intergroup balances	629	128	3,103	(3,124)	736

Total liabilities	1,160	1,999	4,512	(3,124)	4,547

Total equity and liabilities	3,762	4,517	6,102	(7,201)	7,180

Condensed consolidating statement of financial position as at 30 June 2016

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,077	-	2,995	-	4,072
Intangible assets	4	-	149	(2)	151
Investments in associates and joint ventures	2,111	3,676	1,345	(5,643)	1,489
Other investments	2	3	125	(2)	128
Inventories	-	-	94	-	94
Trade and other receivables	-	5	17	-	22
Derivatives	-	-	1	-	1
Deferred taxation	-	-	21	-	21
Cash restricted for use	-	-	34	-	34
Other non-current assets	15	-	-	-	15

	3,209	3,684	4,781	(5,647)	6,027

Current Assets
Other investments	-	3	-	-	3
Inventories, trade and other receivables, intergroup balances and other current assets	432	839	1,171	(1,531)	911
Cash restricted for use	1	-	21	-	22
Cash and cash equivalents	30	238	202	-	470

	463	1,080	1,394	(1,531)	1,406

Total assets	3,672	4,764	6,175	(7,178)	7,433

EQUITY AND LIABILITIES

Share capital and premium	7,103	6,114	824	(6,938)	7,103

(Accumulated losses) retained earnings and other reserves	(4,473)	(3,783)	960	2,823	(4,473)

Shareholders’ equity	2,630	2,331	1,784	(4,115)	2,630

Non-controlling interests	-	-	40	-	40

Total equity	2,630	2,331	1,824	(4,115)	2,670

Non-current liabilities	410	1,754	1,417	-	3,581

Current liabilities including intergroup balances	632	679	2,934	(3,063)	1,182

Total liabilities	1,042	2,433	4,351	(3,063)	4,763

Total equity and liabilities	3,672	4,764	6,175	(7,178)	7,433

Condensed consolidating statement of financial position as at 31 December 2016

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,160	-	2,951	-	4,111
Intangible assets	4	-	143	(2)	145
Investments in associates and joint ventures	2,109	3,478	1,338	(5,477)	1,448
Other investments	2	3	122	(2)	125
Inventories	-	-	84	-	84
Trade and other receivables	-	-	34	-	34
Deferred taxation	-	-	4	-	4
Cash restricted for use	-	-	36	-	36

	3,275	3,481	4,712	(5,481)	5,987

Current Assets
Other investments	-	5	-	-	5
Inventories, trade and other receivables, intergroup balances and other current assets	429	912	1,153	(1,567)	927
Cash restricted for use	-	1	18	-	19
Cash and cash equivalents	44	32	139	-	215

	473	950	1,310	(1,567)	1,166

Total assets	3,748	4,431	6,022	(7,048)	7,153

EQUITY AND LIABILITIES

Share capital and premium	7,108	6,215	824	(7,039)	7,108

(Accumulated losses) retained earnings and other reserves	(4,393)	(3,765)	702	3,063	(4,393)

Shareholders’ equity	2,715	2,450	1,526	(3,976)	2,715

Non-controlling interests	-	-	39	-	39

Total equity	2,715	2,450	1,565	(3,976)	2,754

Non-current liabilities	496	1,799	1,344	-	3,639

Current liabilities including intergroup balances	537	182	3,113	(3,072)	760

Total liabilities	1,033	1,981	4,457	(3,072)	4,399

Total equity and liabilities	3,748	4,431	6,022	(7,048)	7,153

Condensed consolidating statements of cash flows for the six months ended 30 June 2017

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash (used by) generated from operations	(15)	(5)	434	3	417
Net movement in intergroup receivables and payables	16	(112)	110	(14)	-
Taxation refund	-	-	11	-	11
Taxation paid	-	-	(107)	-	(107)

Net cash inflow (outflow) from operating activities	1	(117)	448	(11)	321

Cash flows from investing activities
Capital expenditure	(80)	-	(310)	-	(390)
Expenditure on intangible assets	-	-	(1)	-	(1)
Proceeds from disposal of tangible assets	2	-	-	-	2
Other investments acquired	-	(5)	(49)	-	(54)
Proceeds from disposal of other investments	-	-	46	-	46
Investments in associates and joint ventures	-	(15)	(7)	2	(20)
Net loans (advanced to) repaid by associates and joint ventures	-	(3)	2	(2)	(3)
Reduction in investment in subsidiary	42	-	-	(42)	-
Interest received	1	1	6	-	8

Net cash outflow from investing activities	(35)	(22)	(313)	(42)	(412)

Cash flows from financing activities
Reduction in share capital	-	(43)	-	43	-
Proceeds from borrowings	138	110	83	-	331
Repayment of borrowings	(85)	(40)	(42)	-	(167)
Finance costs paid	(7)	(51)	(9)	-	(67)
Dividends paid	(39)	-	(19)	-	(58)
Intergroup dividends received (paid)	-	154	(154)	-	-

Net cash inflow (outflow) from financing activities	7	130	(141)	43	39

Net decrease in cash and cash equivalents	(27)	(9)	(6)	(10)	(52)
Translation	-	-	(9)	10	1
Cash and cash equivalents at beginning of period	44	32	139	-	215

Cash and cash equivalents at end of period	17	23	124	-	164

Condensed consolidating statements of cash flows for the six months ended 30 June 2016

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	133	(3)	505	(37)	598
Net movement in intergroup receivables and payables	14	112	(150)	24	-
Dividends received from joint ventures	-	5	-	-	5
Taxation refund	-	-	3	-	3
Taxation paid	(1)	-	(129)	-	(130)

Net cash inflow from operating activities	146	114	229	(13)	476

Cash flows from investing activities
Capital expenditure	(72)	-	(205)	-	(277)
Expenditure on intangible assets	(1)	-	(1)	-	(2)
Proceeds from disposal of tangible assets	-	-	2	-	2
Other investments acquired	-	-	(41)	-	(41)
Proceeds from disposal of other investments	-	-	33	-	33
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(2)	(1)	-	(3)
Acquisition of subsidiary and loan	(6)	-	-	6	-
Decrease in cash restricted for use	-	-	5	-	5
Interest received	1	1	7	-	9

Net cash outflow from investing activities	(78)	(1)	(204)	6	(277)

Cash flows from financing activities
Proceeds from issue of share capital	-	6	-	(6)	-
Proceeds from borrowings	43	-	158	-	201
Repayment of borrowings	(96)	(200)	(33)	-	(329)
Finance costs paid	(6)	(71)	(7)	-	(84)
Dividends paid	-	-	(6)	-	(6)
Intergroup dividends received (paid)	-	168	(168)	-	-

Net cash outflow from financing activities	(59)	(97)	(56)	(6)	(218)

Net increase (decrease) in cash and cash equivalents	9	16	(31)	(13)	(19)
Translation	2	-	(10)	13	5
Cash and cash equivalents at beginning of period	19	222	243	-	484

Cash and cash equivalents at end of period	30	238	202	-	470

Condensed consolidating statements of cash flows for the year ended 31 December 2016

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	245	(11)	1,106	(38)	1,302
Net movement in intergroup receivables and payables	(8)	169	(163)	2	-
Dividends received from joint ventures	-	37	-	-	37
Taxation refund	3	-	9	-	12
Taxation paid	(4)	-	(161)	-	(165)

Net cash inflow from operating activities	236	195	791	(36)	1,186

Cash flows from investing activities
Capital expenditure	(171)	-	(535)	-	(706)
Expenditure on intangible assets	(2)	-	(3)	-	(5)
Proceeds from disposal of tangible assets	-	-	4	-	4
Other investments acquired	-	-	(73)	-	(73)
Proceeds from disposal of other investments	-	-	61	-	61
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	-	10	-	-	10
Net loans advanced to associates and joint ventures	-	(2)	(2)	-	(4)
(Acquisition) disposal of subsidiary and loan	(6)	(2)	2	6	-
Decrease in cash restricted for use	1	-	7	-	8
Interest received	2	-	12	-	14

Net cash (outflow) inflow from investing activities	(176)	6	(538)	6	(702)

Cash flows from financing activities
Proceeds from issue of share capital	-	6	-	(6)	-
Proceeds from borrowings	256	330	201	-	787
Repayment of borrowings	(291)	(951)	(91)	-	(1,333)
Finance costs paid	(11)	(145)	(16)	-	(172)
Bond settlement premium, RCF and bond transaction costs	-	(30)	-	-	(30)
Dividends paid	-	-	(15)	-	(15)
Intergroup dividends received (paid)	7	399	(406)	-	-

Net cash outflow from financing activities	(39)	(391)	(327)	(6)	(763)

Net increase (decrease) in cash and cash equivalents	21	(190)	(74)	(36)	(279)
Translation	4	-	(30)	36	10
Cash and cash equivalents at beginning of year	19	222	243	-	484

Cash and cash equivalents at end of year	44	32	139	-	215

By order of the Board

SM PITYANA	S VENKATAKRISHNAN	KC RAMON
Chairman	Chief Executive Officer	Chief Financial Officer

17 August 2017

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Price received / Price received per ounce

US Dollar million	Six months ended Jun 2017 Unaudited	Six months ended Jun 2016 Unaudited	Year ended Dec 2016 Unaudited

Gold income (note 2)	2,032	1,960	4,085
Adjusted for non-controlling interests	(53)	(41)	(83)
	1,979	1,919	4,002
Realised gain on other commodity contracts	11	9	19
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	216	199	433
Attributable gold income including realised non-hedge derivatives	2,206	2,127	4,454

Attributable gold sold - oz (000)	1,784	1,740	3,567
Price received per unit - $/oz	1,236	1,222	1,249

Rounding of figures may result in computational discrepancies.

B   All-in sustaining costs and All-in costs (1)

US Dollar million / Imperial	Six months ended Jun 2017 Unaudited	Six months ended Jun 2016 Unaudited	Year ended Dec 2016 Unaudited

Cost of sales per segmental information	1,937	1,687	3,669
Amortisation of tangible and intangible assets	(463)	(417)	(923)
Adjusted for decommissioning amortisation and inventory amortisation	3	5	12
Corporate administration and marketing related to current operations	34	28	59
Inventory writedown to net realisable value and other stockpile adjustments	3	1	13
Sustaining exploration and study costs	33	36	70
Total sustaining capital expenditure	400	273	695
All-in sustaining costs	1,947	1,613	3,595
Adjusted for non-controlling interests and non-gold producing companies	(33)	(27)	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,914	1,586	3,537
Adjusted for stockpile write-offs	(3)	(1)	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,911	1,585	3,519

All-in sustaining costs	1,947	1,613	3,595
Non-sustaining project capital expenditure	54	44	116
Technology improvements	6	5	14
Non-sustaining exploration and study costs	28	23	56
Care and maintenance (note 4)	28	37	70
Corporate and social responsibility costs not related to current operations	12	10	40
All-in costs	2,075	1,732	3,891
Adjusted for non-controlling interests and non -gold producing companies	(32)	(23)	(53)
All-in costs adjusted for non-controlling interests and non-gold producing companies	2,043	1,709	3,838
Adjusted for stockpile write-offs	(3)	(1)	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	2,040	1,708	3,820

Gold sold - oz (000)	1,784	1,740	3,567

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,071	911	986
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,144	982	1,071

C Total cash costs (1)
US Dollar million	Six months ended Jun 2017 Unaudited	Six months ended Jun 2016 Unaudited	Year ended Dec 2016 Unaudited

Total cash costs per segmental information	1,407	1,245	2,723
Adjusted for non-controlling interests, non-gold producing companies and other	(20)	(18)	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,387	1,227	2,682

Gold produced - oz (000)	1,742	1,738	3,606
Total cash cost per unit - $/oz	796	706	744

(1) Refer to the note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

D   Adjusted EBITDA (2)

US Dollar million	Six months ended Jun 2017 Unaudited	Six months ended Jun 2016 Unaudited	Year ended Dec 2016 Unaudited

(Loss) profit before taxation	(153)	112	269

Add back :
Finance costs and unwinding of obligations (note 6)	83	97	180
Interest received (note 2)	(8)	(11)	(22)
Amortisation of tangible and intangible assets (note 3)	392	363	809

Adjustments :
Exchange loss	4	83	88
Fair value adjustment on issued bonds	-	25	(9)
Impairment and derecognition of assets (note 5)	115	2	3
Impairment of other investments (note 5)	1	-	-
Write-down of inventories (note 5)	3	-	12
Retrenchments and restructuring costs	104	42	84
Net (profit) loss on disposal of assets	(1)	(1)	(4)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(2)	30	(18)
Repurchase premium on settlement of $1.25bn bonds	-	-	30
Associates and joint ventures’ net exceptional expense	-	(19)	(11)
Associates and joint ventures - adjustments for amortisation, interest, taxation and other	61	58	137
Other amortisation	11	-	-
Adjusted EBITDA	610	781	1,548

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E Net debt
US Dollar million	As at Jun 2017 Unaudited	As at Jun 2016 Unaudited	As at Dec 2016 Unaudited

Borrowings - long-term portion	2,312	2,046	2,144
Borrowings - short-term portion	54	608	34
Total borrowings	2,366	2,654	2,178
Corporate office lease	(16)	(16)	(15)
Unamortised portion of the convertible and rated bonds	21	20	23
Cumulative fair value adjustment on issued bonds	-	(34)	-
Cash restricted for use	(56)	(56)	(55)
Cash and cash equivalents	(164)	(470)	(215)
Net debt	2,151	2,098	1,916

Rounding of figures may result in computational discrepancies.

F	Summary of operations by mine

For the six months ended 30 June 2017

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	75	135	210	138	109	247	98	(1)	554	(2)
Amortisation of tangible and intangible assets	(9)	(23)	(33)	(26)	(14)	(40)	(7)	-	(80)	(2)
Adjusted for decommissioning amortisation and inventory amortisation	-	-	-	-	-	-	(1)	-	(1)	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	34
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	2	2	-

Total sustaining capital expenditure	8	19	27	24	13	37	4	2	70	1
All-in sustaining costs	74	131	204	136	108	244	94	3	545	30
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	74	131	204	136	108	244	94	3	545	32

Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(2)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	131	204	136	108	244	94	1	543	32

All-in sustaining costs	74	131	204	136	108	244	94	3	545	30
Non-sustaining Project capex	-	-	-	11	-	11	-	-	11	-
Technology improvements	-	-	-	-	-	-	-	6	6	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	4
All-in costs	74	131	204	147	108	255	94	9	562	35
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	74	131	204	147	108	255	94	9	562	37
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(2)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	131	204	147	108	255	94	7	560	37

Gold sold - oz (000)(2)	44	131	175	106	58	164	93	5	438	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,682	998	1,169	1,278	1,858	1,482	1,008	-	1,259	-

All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,682	1,000	1,170	1,384	1,858	1,551	1,008	-	1,299	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

For the six months ended 30 June 2017

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	75	135	210	138	109	247	98	(1)	554	(2)
Inventory change	-	-	-	-	-	(1)	(2)	-	(3)	-
Amortisation of intangible assets	-	-	-	-	-	-	-	(1)	(1)	-
Amortisation of tangible assets	(9)	(23)	(32)	(25)	(14)	(40)	(7)	-	(79)	(1)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(1)	-	(1)	-	-	(3)	-
Total cash costs	64	110	174	111	94	205	89	1	469	(4)

Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	6
Total cash costs adjusted for non-controlling interests and non-gold producing companies	64	110	174	111	94	205	89	1	469	2

Gold produced - oz (000) (2)	44	130	174	106	57	163	92	5	435	-

Total cash costs per unit - $/oz(3)	1,472	846	1,003	1,046	1,639	1,255	970	-	1,092	-

For the six months ended 30 June 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	181	97	(1)	181	14	32	236	1	741
Amortisation of tangible and intangible assets	(63)	(13)	-	(28)	(2)	(5)	(105)	(2)	(218)
Adjusted for decommissioning amortisation	-	-	-	-	1	-	1	1	3
Sustaining exploration and study costs	-	-	-	4	-	1	8	(1)	12
Total sustaining capital expenditure	39	26	-	6	1	1	75	1	149
All-in sustaining costs	157	110	(1)	163	14	29	215	-	687
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	(24)	-	-	-	-	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	157	110	(1)	139	14	29	215	-	663
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	157	110	(1)	139	14	29	215	-	663

All-in sustaining costs	157	110	(1)	163	14	29	215	-	687

Non-sustaining Project capex	19	-	-	22	-	-	-	1	42
Non-sustaining exploration and study costs	1	-	-	-	-	-	-	-	1
Care and maintenance costs	-	-	28	-	-	-	-	-	28
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	1
All-in costs	177	110	28	185	14	29	215	1	759
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	(28)	-	-	-	-	(28)
All-in costs adjusted for non-controlling interests and non-gold producing companies	177	110	28	157	14	29	215	1	731
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	177	110	28	156	14	29	215	1	731

Gold sold - oz (000)(2)	133	108	2	173	12	30	228	-	687

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,185	1,035	-	795	1,196	943	938	-	966
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,336	1,035	13,053	903	1,196	959	938	-	1,065

For the six months ended 30 June 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	181	97	(1)	181	14	32	236	1	741
Inventory change	(3)	(1)	-	(17)	-	1	-	(1)	(21)
Amortisation of intangible assets	-	-	-	-	-	-	-	(1)	(1)
Amortisation of tangible assets	(63)	(12)	-	(28)	(2)	(5)	(105)	(1)	(216)
Rehabilitation and other non-cash costs	(5)	7	2	(3)	-	-	(4)	-	(3)
Total cash costs	110	90	1	132	12	26	127	(2)	499
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(20)	-	-	-	-	(20)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	110	90	1	112	12	26	127	(2)	479

Gold produced - oz (000) (2)	127	107	2	157	12	31	229	-	665

Total cash costs per unit - $/oz(3)	870	847	512	712	993	862	555	-	721

For the six months ended 30 June 2017

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	119	119	11	249	131	191	73	-	395
Amortisation of tangible and intangible assets	(13)	(33)	(7)	(53)	(34)	(57)	(20)	1	(110)
Adjusted for decommissioning amortisation	-	1	-	1	1	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	1	1	-	-	-	-	-
Sustaining exploration and study costs	1	3	3	7	1	6	3	4	14
Total sustaining capital expenditure	18	48	-	66	27	63	21	3	114
All-in sustaining costs	125	138	8	271	126	203	77	8	414
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	4	4	(10)	-	-	(5)	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	125	138	12	275	116	203	77	3	399

Adjusted for stockpile write-offs	-	-	(1)	(1)	-	-	-	-	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	125	138	11	274	116	203	77	3	399

All-in sustaining costs	125	138	8	271	126	203	77	8	414

Non-sustaining Project capex	-	-	-	-	-	1	-	-	1
Non-sustaining exploration and study costs	-	-	4	4	2	2	-	18	22
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	5	1	1	7
All-in costs	125	138	12	275	128	211	78	27	444
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	4	4	(10)	-	-	-	(10)
All-in costs adjusted for non-controlling interests and non-gold producing companies	125	138	16	279	118	211	78	27	434

Adjusted for stockpile write-offs	-	-	(1)	(1)	-	-	-	-	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	125	138	15	278	118	211	78	27	434

Gold sold - oz (000)(2)	108	146	-	254	150	204	58	-	412

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,164	946	-	1,083	787	1,000	1,304	-	965
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,164	946	-	1,099	801	1,038	1,329	-	1,049

For the six months ended 30 June 2017

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	119	119	11	249	131	191	73	-	395
Inventory change	-	1	1	2	(18)	(4)	(2)	-	(24)
Amortisation of intangible assets	-	-	-	-	-	-	-	(1)	(1)
Amortisation of tangible assets	(13)	(33)	(7)	(53)	(34)	(56)	(20)	-	(110)
Rehabilitation and other non-cash costs	(1)	(2)	(1)	(4)	(6)	(2)	-	-	(8)
Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	(3)
Total cash costs	105	85	3	193	74	126	50	-	250
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(6)	-	-	-	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	105	85	3	193	68	126	50	-	244

Gold produced - oz (000) (2)	107	148	-	255	139	197	57	-	393

Total cash costs per unit - $/oz(3)	977	575	-	775	491	642	876	-	622

For the six months ended 30 June 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	66	118	184	119	95	214	82	-	480	(1)
Amortisation of tangible and intangible assets	(11)	(25)	(35)	(27)	(14)	(41)	(7)	-	(83)	(3)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	28
Total sustaining capital expenditure	7	17	24	24	10	34	4	2	64	1
Amortisation relating to inventory	-	-	-	-	-	-	(1)	-	(1)	1
All-in sustaining costs	62	110	173	116	91	207	78	3	461	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	62	110	173	116	91	207	78	3	461	29

Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	62	110	173	116	91	207	78	3	461	28

All-in sustaining costs	62	110	173	116	91	207	78	3	461	25
Non-sustaining Project capex	-	1	1	11	-	11	-	-	12	(1)
Technology improvements	-	-	-	-	-	-	-	6	6	(1)
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	2
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	4
All-in costs	62	111	174	127	91	218	78	9	479	29
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	5
All-in costs adjusted for non-controlling interests and non-gold producing companies	62	111	174	127	91	218	78	9	479	34
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	62	111	174	127	91	218	78	9	479	33

Gold sold - oz (000)(2)	47	126	172	129	85	214	93	5	485	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,337	883	1,006	893	1,070	963	841	-	958	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,337	888	1,010	977	1,070	1,014	841	-	994	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

For the six months ended 30 June 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	66	118	184	119	95	214	82	-	480	(1)
Inventory change	-	1	1	-	-	-	(1)	-	-	1
Amortisation of intangible assets	-	(1)	(1)	(1)	(1)	(2)	-	-	(3)	(2)
Amortisation of tangible assets	(10)	(24)	(34)	(26)	(13)	(39)	(7)	-	(80)	(2)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(2)	(1)	(3)	-	-	(5)	1
Retrenchment costs	(1)	(1)	(2)	-	(1)	(1)	-	-	(3)	(1)
Total cash costs	54	92	146	90	79	169	74	-	389	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	4
Total cash costs adjusted for non-controlling interests and non-gold producing companies	54	92	146	90	79	169	74	-	389	-

Gold produced - oz (000) (2)	47	126	173	129	85	214	93	5	486	-

Total cash costs per unit - $/oz(3)	1,154	728	843	692	930	786	797	-	809	-

For the six months ended 30 June 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	136	106	2	123	15	35	196	1	614
Amortisation of tangible and intangible assets	(44)	(10)	-	(15)	(4)	(5)	(84)	(2)	(164)
Adjusted for decommissioning amortisation	-	-	-	-	1	-	1	1	3
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	1	-	-	-	1
Sustaining exploration and study costs	-	-	-	2	-	-	15	1	18
Total sustaining capital expenditure	12	2	-	17	-	1	46	1	79
All-in sustaining costs	104	98	2	127	13	31	174	2	551
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	(19)	-	-	-	-	(19)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	104	98	2	108	13	31	174	2	532
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	104	98	2	108	13	31	174	2	532

All-in sustaining costs	104	98	2	127	13	31	174	2	551
Non-sustaining Project capex	25	-	5	3	-	-	-	-	33
Non-sustaining exploration and study costs	1	-	3	-	-	-	-	-	4

Care and maintenance costs	-	-	37	-	-	-	-	-	37
All-in costs	130	98	47	130	13	31	174	2	625
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	(20)	-	-	-	-	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	130	98	47	110	13	31	174	2	605
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	130	98	47	110	13	31	174	2	605

Gold sold - oz (000)(2)	115	102	1	131	12	35	230	-	627

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	900	962	1,043	831	1,079	870	765	-	848
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,126	962	31,889	850	1,079	870	765	-	964

For the six months ended 30 June 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	136	106	2	123	15	35	196	1	614
Inventory change	-	(2)	-	(2)	-	1	3	1	1
Amortisation of intangible assets	-	-	-	-	-	-	-	(1)	(1)
Amortisation of tangible assets	(45)	(10)	-	(15)	(4)	(5)	(84)	1	(162)
Rehabilitation and other non-cash costs	-	(2)	(2)	(1)	-	-	(2)	(2)	(9)
Total cash costs	91	92	-	105	12	30	113	-	443
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(16)	-	-	-	-	(16)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	92	-	89	12	30	113	-	427

Gold produced - oz (000) (2)	114	99	3	126	13	36	229	-	620

Total cash costs per unit - $/oz(3)	802	931	79	706	965	826	496	-	690

For the six months ended 30 June 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	112	132	9	253	114	162	63	2	341
Amortisation of tangible and intangible assets	(12)	(31)	(5)	(48)	(34)	(60)	(25)	-	(119)
Adjusted for decommissioning amortisation	-	1	-	1	1	-	-	-	1
Sustaining exploration and study costs	-	6	3	9	1	2	3	3	9
Total sustaining capital expenditure	14	24	1	39	19	52	20	(1)	90
All-in sustaining costs	114	132	8	254	101	156	61	4	322
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(8)	-	-	(4)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	114	132	8	254	93	156	61	-	310
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	114	132	8	254	93	156	61	-	310

All-in sustaining costs	114	132	8	254	101	156	61	4	322
Non-sustaining exploration and study costs	-	-	3	3	-	1	-	13	14
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	5	1	-	6
All-in costs	114	132	11	257	101	162	62	17	342
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(8)	-	-	-	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	114	132	11	257	93	162	62	17	334
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	114	132	11	257	93	162	62	17	334

Gold sold - oz (000) (2)	114	140	-	253	129	189	64	-	381

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (3)	1,010	937	-	1,018	720	831	942	-	816
All-in cost per unit (excluding stockpile write-offs) - $/oz (3)	1,010	937	-	1,029	721	859	966	-	884

For the six months ended 30 June 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales per segmental information(5)	112	132	9	253	114	162	63	2	341
Inventory change	(1)	(1)	-	(2)	7	1	-	-	8
Amortisation of intangible assets	-	-	-	-	-	(6)	(2)	-	(8)
Amortisation of tangible assets	(12)	(31)	(5)	(48)	(34)	(54)	(23)	-	(111)
Rehabilitation and other non-cash costs	(2)	(3)	-	(5)	(6)	(2)	(1)	(1)	(10)
Retrenchment costs	-	-	-	-	(1)	(1)	-	1	(1)
Total cash costs	97	97	4	198	80	100	37	2	219
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(6)	-	-	-	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	97	97	4	198	74	100	37	2	213

Gold produced - oz (000) (2)	113	137	-	251	136	188	64	-	388

Total cash costs per unit - $/oz(3)	858	704	-	806	543	531	584	-	549

For the year ended 31 December 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	144	255	400	259	198	457	185	(1)	1,041	5
Amortisation of tangible and intangible assets	(20)	(49)	(69)	(55)	(28)	(83)	(14)	-	(166)	(6)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	1	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	59
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	5	5	(1)
Total sustaining capital expenditure	16	41	57	52	25	77	17	5	156	4
Amortisation relating to inventory	-	-	-	-	-	-	(2)	-	(2)	2
All-in sustaining costs	140	247	388	256	195	451	186	10	1,035	61
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	140	247	388	256	195	451	186	10	1,035	61
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(5)	(5)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	247	388	256	195	451	186	5	1,030	61

All-in sustaining costs	140	247	388	256	195	451	186	10	1,035	61
Non-sustaining Project capex	-	2	2	24	-	24	-	(1)	25	-
Technology improvements	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	25
All-in costs	140	249	390	280	195	475	186	23	1,074	92
All-in costs adjusted for non-controlling interests and non-gold producing companies	140	249	390	280	195	475	186	23	1,074	92
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(5)	(5)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	249	390	280	195	475	186	18	1,069	92

Gold sold - oz (000)(2)	91	279	369	253	146	398	185	10	964	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,555	884	1,049	1,011	1,345	1,133	1,004	-	1,081	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,555	890	1,053	1,105	1,345	1,193	1,004	-	1,122	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

For the year ended 31 December 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information(5)	144	255	400	259	198	457	185	(1)	1,041	5
Inventory change	-	1	1	1	-	1	(1)	-	1	-
Amortisation of intangible assets	(1)	(2)	(2)	(1)	(1)	(2)	(1)	-	(5)	(1)
Amortisation of tangible assets	(19)	(48)	(67)	(54)	(27)	(81)	(13)	-	(161)	(3)
Rehabilitation and other non-cash costs	(2)	1	(1)	(3)	(1)	(5)	(2)	-	(8)	-
Retrenchment costs	(2)	(3)	(5)	(3)	(2)	(5)	-	(1)	(11)	-
Total cash costs	121	204	325	198	167	365	167	-	857	-
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	8
Total cash costs adjusted for non-controlling interests and non-gold producing companies	121	204	325	198	167	365	167	-	857	8

Gold produced - oz (000) (2)	91	280	371	254	146	399	186	10	967	-

Total cash costs per unit - $/oz(3)	1,324	729	875	779	1,148	914	899	-	896	-

For the year ended 31 December 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	292	219	1	257	32	81	447	2	1,331
Amortisation of tangible and intangible assets	(96)	(23)	-	(31)	(6)	(11)	(195)	(3)	(365)
Adjusted for decommissioning amortisation	1	-	-	1	2	1	3	-	8
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1
Sustaining exploration and study costs	-	-	-	3	-	1	27	-	31
Total sustaining capital expenditure	32	8	-	38	1	3	119	-	201
All-in sustaining costs	229	204	1	268	29	75	401	-	1,207
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(40)	-	-	-	-	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	229	204	1	228	29	75	401	-	1,167
Adjusted for stockpile write-offs	-	-	-	-	(1)	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	229	204	1	228	28	75	401	-	1,166

All-in sustaining costs	229	204	1	268	29	75	401	-	1,207
Non-sustaining Project capex	60	-	6	21	-	3	-	-	90
Non-sustaining exploration and study costs	1	-	4	-	-	-	-	-	5
Care and maintenance costs	-	-	70	-	-	-	-	-	70
All-in costs	290	204	81	289	29	78	401	-	1,372
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(43)	-	-	-	-	(43)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	204	81	246	29	78	401	-	1,329
Adjusted for stockpile write-offs	-	-	-	-	(1)	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	204	81	246	28	78	401	-	1,328

Gold sold - oz (000)(2)	256	215	3	249	21	70	486	-	1,299

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	893	950	440	915	1,337	1,066	844	-	904
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,132	950	29,420	985	1,337	1,116	844	-	1,030

For the year ended 31 December 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information(5)	292	219	1	257	32	81	447	2	1,331
Inventory change	5	-	-	14	-	-	7	1	27
Amortisation of intangible assets	-	-	-	-	-	-	-	(2)	(2)
Amortisation of tangible assets	(96)	(23)	-	(31)	(7)	(10)	(195)	(1)	(363)
Rehabilitation and other non-cash costs	(6)	(2)	(1)	(1)	(1)	(1)	(5)	-	(17)
Total cash costs	195	194	1	239	24	70	253	-	976
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(36)	-	-	-	-	(36)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	195	194	1	203	24	70	253	-	940

Gold produced - oz (000) (2)	264	214	3	260	22	70	489	-	1,321

Total cash costs per unit - $/oz(3)	740	908	167	784	1,123	991	530	-	717

For the year ended 31 December 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	242	277	21	540	250	364	134	4	752

Amortisation of tangible and intangible assets	(32)	(83)	(11)	(126)	(77)	(132)	(51)	-	(260)

Adjusted for decommissioning amortisation	1	2	-	3	1	1	-	-	2
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	(1)	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	8	8	-	-	-	-	-
Sustaining exploration and study costs	2	12	7	21	2	2	7	7	18
Total sustaining capital expenditure	32	76	1	109	59	121	43	2	225
All-in sustaining costs	245	284	26	555	235	357	133	12	737
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	8	8	(17)	-	-	(8)	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	245	284	34	563	218	357	133	4	711
Adjusted for stockpile write-offs	-	-	(8)	(8)	(4)	-	(1)	1	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	284	26	555	214	357	132	5	707

All-in sustaining costs	245	284	26	555	235	357	133	12	737
Non-sustaining Project capex	-	-	-	-	-	1	-	-	1
Non-sustaining exploration and study costs	-	-	7	7	-	6	1	31	38
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	11	3	1	15
All-in costs	245	284	33	562	235	375	137	44	791
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	8	8	(17)	-	-	(1)	(18)
All-in costs adjusted for non-controlling interests and non-gold producing companies	245	284	41	570	218	375	137	43	773
Adjusted for stockpile write-offs	-	-	(8)	(8)	(4)	-	(1)	1	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	284	33	562	214	375	136	44	769

Gold sold-oz (000)(2)	226	293	-	519	277	401	130	-	808

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,080	970	-	1,067	773	893	1,020	-	875
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,080	970	-	1,081	774	938	1,044	-	959
		`

For the year ended 31 December 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information(5)	242	277	21	540	250	364	134	4	752
Inventory change	1	-	-	1	8	4	1	-	13
Amortisation of intangible assets	-	-	(1)	(1)	-	(7)	(3)	(1)	(11)
Amortisation of tangible assets	(32)	(83)	(11)	(126)	(77)	(125)	(48)	-	(250)
Rehabilitation and other non-cash costs	1	(10)	(1)	(10)	(8)	(7)	(1)	-	(16)
Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	(3)
Total cash costs	211	184	9	404	171	229	83	3	486
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(13)	-	-	-	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	211	184	9	404	158	229	83	3	473

Gold produced - oz (000) (2)	228	292	-	519	281	407	131	-	820

Total cash costs per unit - $/oz(3)	926	630	-	793	563	562	634	-	578

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone: +61 8 9425 4602

Fax: +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone: +233 303 773400

Fax: +233 303 778155

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

SV Zilwa^

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary:

ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone: +27 11 637 6031

Mobile: +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone: +27 11 637 6763

Mobile: +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone: +1 646 880 4526

Mobile: +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Rosebank Towers, 15 Biermann Avenue,

Rosebank, 2196

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited

Level 11, 172 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone: +233 302 235814/6

Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 30170

College Station, TX 77842-3170

United States of America

Telephone:	+1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)

E-mail: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.

Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 21, 2017	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President –
Legal, Commercial and
Governance and Company Secretary